UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SEQUANS COMMUNICATIONS S.A.

(Name of Subject Company)

SEQUANS COMMUNICATIONS S.A.

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing four (4) Ordinary Shares.

i

Item 1. Subject Company Information

(a)	Name and Address

The name of the subject company is Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Sequans. The address of Sequans’ principal executive office is 15-55 boulevard Charles de Gaulle 92700 Colombes, France. The telephone number of Sequans’ principal executive office is +33 1 70 72 16 00.

(b)	Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”).

As of the close of business on September 6, 2023, the latest practicable date prior to the filing of this Schedule 14D-9, there were 234,200,650 Ordinary Shares issued and outstanding, 234,044,442 of which were represented by issued and outstanding ADSs.

Item 2. Identity and Background of Filing Person

(a)	Name and Address

Sequans, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Sequans are set forth in “Item 1. Subject Company Information — Name and Address” above.

Business and Background of the Company’s Directors and Executive Officers

The name, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of France. Unless otherwise indicated, the business address of the directors and executive officers is c/o Sequans Communications S.A., 15-55 boulevard Charles de Gaulle, 92700 Colombes, France.

(b)	Tender Offer

The Offer

This Schedule 14D-9 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding Company Shares for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase, Ordinary Share Acceptance Form and the ADS Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) hereto, respectively, and are incorporated by reference herein. The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on September 11, 2023, by Parent and Purchaser (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, as amended by Amendment No. 1 to the Memorandum of Understanding, dated as of September 2, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “Memorandum of Understanding”), by and between Sequans and Parent. The obligation of Purchaser to consummate the Offer is conditioned upon, among other things, (i) that immediately prior to the expiration of the Offer, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), Unsellable Company Shares (as defined in the Offer to Purchase under the caption “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) for which the Unsellable Share Liquidity Mechanism (as defined in the Offer to Purchase under the caption “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) has been entered into (and not properly withdrawn prior to the expiration of the Offer) and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the time that Purchaser accepts for payment and pays for the Company Shares validly tendered pursuant to the Offer that have not been properly withdrawn (the “Offer Acceptance Time”) and Ordinary Shares then beneficially owned by Parent, Purchaser or the Company (if any), representing at least 90% of, or, in Parent or Purchaser’s sole discretion, a lower percentage (provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by the Company due April 9, 2024 and April 16, 2024, respectively), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the Memorandum of Understanding (the “Minimum Condition”) (as described more fully in the Offer to Purchase under the caption “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Conditions of the Offer”); (ii) the expiration, termination or receipt of the applicable waiting period or clearances, as applicable, under certain specified antitrust and investment laws (the “Regulatory Approvals”), (iii) the absence of legal restraints on Parent’s ability to accept and pay for the Ordinary Shares (including Ordinary Shares represented by ADSs) tendered into the Offer; (iv) the adoption of certain resolutions under French law at an extraordinary general meeting of the Company’s shareholders relating to the Demerger and the Merger (each such transaction as defined in the Memorandum of Understanding) approving the appointment, subject to consummation of the Offer, of the entire board of directors of Sequans by Purchaser; (v) Parent’s receipt of confirmation of the tax treatment regarding the Post-Offer Reorganization (as defined below) from the specified Japanese tax authority; and (vi) certain other customary conditions as set forth in the Memorandum of Understanding (as described more fully in the Offer to Purchase under the caption “The Tender Offer—Conditions of the Offer”). There is no financing condition to the Offer.

The Offer will remain open for acceptance for an initial period of at least 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the United States Securities Exchange Act of 1934, as amended (the

“Exchange Act”)). The Offer is scheduled to expire at one minute after 11:59 p.m., New York City time, on October 6, 2023 (as it may be extended, the “Expiration Date”), unless the Offer is extended prior to such time, in accordance with the Memorandum of Understanding.

As set forth in the Offer to Purchase, subject to applicable law, the Offer may be extended at any time and from time to time. During such extensions, the Offer will remain open and the acceptance of tendered Company Shares pursuant to the Offer will be delayed. Pursuant to the Memorandum of Understanding, if all of the conditions to the Offer described in the Offer to Purchase (the “Conditions”) are not satisfied or waived by Purchaser on the Expiration Date, Purchaser shall extend the Offer for one or more successive periods of not more than ten business days each (subject to the right of Parent or Purchaser to waive any condition (other than the Minimum Condition)), if legally permissible, in accordance with the Memorandum of Understanding; provided, however, that, if at any scheduled Expiration Date the only unsatisfied Condition (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) is the Minimum Condition, Purchaser shall not be required to extend the Offer for more than a total of 30 Business Days (such extension, the “Minimum Condition Extension”). Purchaser is not required to extend the Offer past the earlier of (i) the termination of the Memorandum of Understanding pursuant to its terms and (ii) March 4, 2024 (the “Outside Date”); provided that, if all of the Conditions other than (i) the Regulatory Approvals or (ii) the Regulatory Approvals and the Minimum Condition shall have been satisfied or waived by Parent or Purchaser to the extent permitted under the Memorandum of Understanding, either Parent or the Company may extend the Outside Date until June 4, 2024. In addition, Purchaser shall extend the Offer, to the extent required by applicable U.S. federal securities laws, if it makes a material change to the terms of the Offer, makes a material change in the information concerning the Offer, or waives a material condition of the Offer. In addition, Purchaser may provide for a “subsequent offering period” of at least three business days (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”), as described more fully in the Offer to Purchase.

The Offer to Purchase provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, promptly following the Expiration Date, accept for payment (such time, the “Offer Acceptance Time”) and thereafter, pay for, all Company Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Offer Acceptance Time.

Immediately following the expiration of the Offer, assuming that all conditions of the Offer have been satisfied, if any holders of ADSs do not tender their ADSs during the initial offering period, it is expected that Purchaser will provide for a Subsequent Offering Period of at least ten calendar days, as described more fully in the Offer to Purchase, during which tenders of Ordinary Shares and ADSs will be accepted. During this Subsequent Offering Period, it is expected that The Bank of New York Mellon, as the depositary of the ADSs (the “ADS Depositary”), will tender the Ordinary Shares underlying any untendered ADSs to Purchaser in exchange for the Offer Price, and the ADS Depositary will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. In this circumstance, the ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes, upon their surrender of their ADSs. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds will be funded by Purchaser. As a result, upon Purchaser’s acceptance of the tender of the Ordinary Shares by the ADS Depositary in such Subsequent Offering Period, any holders of untendered ADSs will cease to have any rights with respect to the Ordinary Shares.

It is expected that following the consummation of the Offer (after giving effect to the transactions to be consummated at the expiration of any Subsequent Offering Period), to the extent legally permitted by applicable law, Parent and Purchaser intend to de-list the ADSs from the New York Stock Exchange (“NYSE”), to terminate the registration of the Ordinary Shares under Section 12(g)(4) of the Exchange Act and to suspend Sequans’ reporting obligations under Section 15(d) of the Exchange Act. In addition, as described more fully in the Offer to Purchase, the parties intend to consummate a series of transactions (the “Post-Offer Reorganization”), utilizing processes available under applicable law, intended to ensure that Parent will become, ultimately, the sole (indirect) owner of Sequans’ businesses and operations, and that in exchange therefor, each holder of Company Shares that did not tender its Company Shares in the Offer is offered or entitled to receive (subject to the completion of such transactions) statutory compensation under applicable law for their Company Shares, to the extent permissible, without interest and subject to any applicable taxes. However, Parent may elect, in its sole discretion, not to effect the Post-Offer Reorganization, to effect the Post-Offer Reorganization in part, take alternative action to effectuate a corporate reorganization in a different way, or not to effect any corporate reorganization.

The foregoing summary of the Offer and the Memorandum of Understanding is qualified in its entirety by the description contained in the Offer to Purchase, the Ordinary Share Acceptance Form and the ADS Letter of Transmittal and by the Memorandum of Understanding. The Memorandum of Understanding and Amendment No. 1 to the Memorandum of Understanding are filed as Exhibits (e)(1)(A) and (e)(1)(B), respectively, to this Schedule 14D-9 and incorporated by reference herein. The Memorandum of Understanding is summarized under the heading “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding” in the Offer to Purchase.

The Schedule TO states that the principal executive office of Purchaser is located at Arcadiastrasse 10, 40472 Dusseldorf, Germany and its telephone number is +49-211-6503-0, and the principal executive office of Parent is located at 3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan and its telephone number is +81-3-6773-3000.

The Company has made information relating to the Offer available at its website at www.sequans.com, and the Company has filed this Schedule 14D-9 and a Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”), and Parent has filed the Schedule TO, with the SEC. The information relating to the Offer, including the Schedule TO, the Offer to Purchase, the Ordinary Share Acceptance Form, the ADS Letter of Transmittal and related documents and this Schedule 14D-9 and the Schedule 13E-3, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth below in this Schedule 14D-9, to the knowledge of Sequans, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Sequans or any of its affiliates, on the one hand, and (i) any of Sequans’ executive officers, directors or affiliates or (ii) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Board of Directors of Sequans (the “Board”) was aware of such material agreements, arrangements or understandings, and any actual or potential conflicts of interest, in approving the Memorandum of Understanding and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Board”.

(a)	Arrangements with Parent, Purchaser and Certain of Their Affiliates

Affiliated Ownership and Directorship

As of September 6, 2023, Parent and its affiliates beneficially owned 7,899,020 Ordinary Shares, represented by 1,974,755 ADSs, representing approximately 3.4% of the outstanding Ordinary Shares.

Sailesh Chittipeddi, a member of the Board, is also the Executive Vice President, General Manager of Parent’s Embedded Processing, Digital Power and Signal Chain Solutions Group. Mr. Chittipeddi became a Board observer as Parent’s representative in January 2022 following Parent’s acquisition of the Ordinary Shares described above pursuant to the Securities Purchase Agreement described below, and was elected as a member of the Board in June 2022 at the Company’s ordinary and extraordinary general shareholders’ meeting. As of August 1, 2023, Mr. Chittipeddi does not beneficially own any Company Securities (as defined in the Memorandum of Understanding).

The Memorandum of Understanding

On August 4, 2023, the Company and Parent entered into the Memorandum of Understanding. On September 2, 2023, the Company and Parent entered into Amendment No. 1 to the Memorandum of Understanding to correct certain scrivener’s errors in the Company’s representation regarding its capitalization and in certain of the procedures for the Post-Offer Reorganization set forth in the Memorandum of Understanding. The summary of the Memorandum of Understanding contained in “Special Factors — Memorandum of Understanding; Other Agreements—The Memorandum of Understanding” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated by reference herein. A summary of the Offer is contained above in “Item 2. Identity and Background of the Filing Person—Tender Offer” and incorporated by reference herein. Such summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the Memorandum of Understanding and Amendment No. 1 to the Memorandum of Understanding, which are filed as Exhibits (e)(1)(A) and (e)(1)(B), respectively, to this Schedule 14D-9 and incorporated by reference herein.

Holders of Company Shares and other interested parties should read the Memorandum of Understanding for a more complete description of the provisions summarized in the Offer to Purchase. The Memorandum of Understanding has been provided solely to inform holders of Company Shares of its terms. The representations, warranties and covenants contained in the Memorandum of Understanding were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Memorandum of Understanding and may not have been intended to be categorical statements of fact but, rather, as a way of allocating risk among the parties to the Memorandum of Understanding. In particular, the representations and warranties contained in the Memorandum of Understanding were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Memorandum of Understanding may not be obligated to consummate the Offer, and the other transactions contemplated by the Memorandum of Understanding if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Memorandum of Understanding, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain confidential disclosures or other information not reflected in the text of the Memorandum of Understanding, and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Company Shares, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Memorandum of Understanding, and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Company Shares, or any other third parties should rely on the representations, warranties and covenants in the Memorandum of Understanding, or any descriptions thereof, as characterizations of the actual state of facts or conditions the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Tender and Support Agreements

Concurrently with the execution of the Memorandum of Understanding, in order to induce Parent to enter into the Memorandum of Understanding, each member of the Board and certain executive officers of the Company, in each case in their capacity as shareholders of Sequans, and certain other shareholders of Sequans entered into separate tender and support agreements with Parent (collectively, the “Tender and Support Agreements”). All equity of the Company held by the signatories to the Tender and Support Agreements comprised approximately 21.7% of the total outstanding equity of the Company as of August 4, 2023. Subject to the terms and conditions of the Tender and Support Agreements, the signatories thereto have agreed, among other things, to tender their shares in the Offer and to vote in favor of the transactions contemplated by the Memorandum of Understanding at any meeting of shareholders, and thereat against (i) any action or agreement that the shareholder knows is reasonably likely to result in a breach of any representation, warranty, covenant or obligation of the Company in the Memorandum of Understanding, (ii) any Alternate Proposal (as defined in the Memorandum of Understanding), (iii) any amendment to the Company’s organizational documents that is prohibited by the Memorandum of Understanding, (iv) any change in the Company’s authorized capitalization or corporate structure, and (v) any other action that would reasonably be expected to, or is intended to, impeded, prevent, delay or adversely affect the Offer or the other transactions contemplated by the Memorandum of Understanding or the Tender and Support Agreement. The Tender and Support Agreements terminate upon the occurrence of certain events, including the termination of the Memorandum of Understanding in accordance with its terms. The foregoing summary description of the Tender and Support Agreements is qualified in its entirety by reference to the form of such Tender and Support Agreements, the form of which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Commercial Agreements with Parent

In October 2010, Silicon and Software Systems Limited (“S&S”), a subsidiary of Parent, entered into an IP License Agreement with Sequans whereby Sequans obtained a license to (i) use, make, distribute and modify S&S design materials and (ii) install Design Kits (as defined in the IP License Agreement).

In September 2020, Parent entered into an LTE Technology Access and License Agreement with Sequans whereby Parent obtained a license of the user equipment station solution (“UE Solution”) for LTE for the purpose of developing and distributing its own products incorporating the UE Solution. This agreement was subsequently amended to include a license to the GM02S and GM02SP Module components and the Monarch 2 chip and the Cassiopeia Module components.

In November 2020, Parent entered into a 5G Technology Access and License Agreement with Sequans whereby Parent obtained a license of Sequans’ UE Solution for 5G called Taurus. This agreement was subsequently amended to include a license to the Taurus RF chip and Taurus BB chip.

In January 2022, Sequans entered into an expansion of its existing 4G/5G licensing agreements with Parent granting special rights to Parent that strengthen the go-to-market opportunities for Sequans’ LTE-M/NB-IoT Monarch 2 and Taurus 5G platforms.

The summary of the above commercial agreements contained in the Offer to Purchase under the heading “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” is incorporated herein by reference.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, dated as of December 22, 2021, by and between Sequans and Parent, Sequans sold 7,899,020 Ordinary Shares, represented by 1,974,755 ADSs, to Parent in a private placement for U.S. $9.3 million. In connection with the closing the private placement, Sequans and Parent entered into a Right of First Notification Agreement and a Registration Rights Agreement.

Right of First Notification Agreement

Pursuant to the Right of First Notification Agreement, dated as of January 11, 2022, by and between Sequans and Parent, in the event that (i) Sequans receives an acquisition proposal that the Sequans Board, acting in good faith, determines to consider or (ii) the Sequans Board, acting in good faith, authorizes Sequans or any of its officers, representatives or agents to initiate or pursue an acquisition proposal, within twenty-four hours after determination or authorization by the Sequans Board, as applicable, Sequans shall provide Parent with written notice informing Parent that Sequans has received such offer or such determination or authorization of the Sequans Board.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of January 11, 2022, between Sequans and Parent, Sequans agreed to register the resale of the Ordinary Shares, represented by ADS, acquired by Parent pursuant to the Securities Purchase Agreement on a registration statement to be filed with the SEC within ninety days following Parent’s written request. The Registration Rights Agreement contains customary indemnification provisions and terminates upon the earlier of (i) the time when there are no registerable securities outstanding, (ii) the time when all of the registerable securities are free transferable under rule 144 of the Securities Act and do not bear a restrictive legend relating to the Securities Act or the securities laws of any other applicable jurisdiction or a restricted CUSIP or (iii) the mutual written agreement of Parent and Sequans.

The summary of the Securities Purchase Agreement, the Right of First Notification Agreement and the Registration Rights Agreement contained in the Offer to Purchase under the heading “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” is incorporated herein by reference.

Confidentiality Agreement

On March 7, 2023, Parent and Sequans entered into a mutual nondisclosure agreement (the “Confidentiality Agreement”) to facilitate certain exploratory discussions between the parties regarding a possible negotiated transaction. Under the Confidentiality Agreement, Parent and its affiliates agreed, among other things, to keep confidential (subject to certain exceptions) certain non-public information about Sequans for a period of two years from the date of the Confidentiality Agreement. In addition, the Confidentiality Agreement provides that for one year from the date of the Confidentiality Agreement, Parent and Sequans will not:

•

inquire about, announce or make any offer or proposal (including, without limitation, any offer or proposal to the stockholders of the disclosing party) concerning an Acquisition Transaction (as defined in the Confidentiality Agreement);

•

knowingly encourage, solicit or discuss with, or provide any Confidential Information (as defined in the Confidentiality Agreement) of the disclosing party to, any person or entity with respect to any inquiry or announcement regarding or the making of any offer or proposal concerning any Acquisition Transaction;

•	otherwise knowingly facilitate or participate in any effort or attempt to make or implement any Acquisition Transaction; or

•

participate in any “solicitation” of “proxies” to vote (as such terms are used in the rules and regulations of the SEC), or seek to advise or influence any person or entity with respect to the voting of, any securities of the disclosing party.

The summary of the Confidentiality Agreement contained in the Offer to Purchase under the heading “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” is incorporated herein by reference.

(b)	Arrangements with Directors and Executive Officers of Sequans

Interest of Certain Persons

In considering the recommendation of the Board that you tender your Company Shares in the Offer, you should be aware that aside from their interests as Sequans shareholders, Sequans’ directors and executive officers have interests in the transactions that are different from, or in addition to, those of Sequans shareholders generally. Members of the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Memorandum of Understanding and in determining the recommendation set forth in this Schedule 14D-9. These interests are described in more detail below under “Post Transaction Executive Officer Arrangements.”

The Company’s executive officers are as follows:

Name	Position
Dr. Georges Karam	Chairman of the Board and Chief Executive Officer
Deborah Choate	Chief Financial Officer
Danny Kedar	Chief Operating Officer
Nikhil Taluja	Executive Vice President - Worldwide Sales
Bertrand Debray	Executive Vice President - Broadband IoT Business
Louis Chuang	Executive Vice President - Massive IoT Business
Olivier Pauzet	Executive Vice President - Marketing and Strategy

Ordinary Shares, ADSs and Other Company Securities Held by Senior Management and Directors of the Company

The Company’s executive officers and directors who tender their Company Shares pursuant to the Offer will be entitled to receive the same consideration as the Company’s other security holders who tender Company Shares pursuant to the Offer, as described in “Item 2. Identity and Background of the Filing Person—Tender Offer.” As of September 6, 2023, the Company’s executive officers and directors beneficially owned, in the aggregate, approximately 45.4 million Ordinary Shares (including Ordinary Shares underlying ADSs, but excluding Ordinary Shares issuable upon exercise of outstanding Company Share Options or Company Warrants or the vesting of outstanding Unvested Company RSAs, which are discussed below under the caption “—Treatment of Equity Awards”), representing approximately 19.4% of the outstanding Ordinary Shares.

The following table sets forth (i) the number of Ordinary Shares (including Ordinary Shares underlying ADSs) beneficially owned as of September 6, 2023, by each of the Company’s executive officers and directors (which number, for purposes of this table, excludes any Ordinary Shares issuable upon exercise of outstanding Company Share Options or Company Warrants or the vesting of outstanding Unvested Company RSAs) and (ii) the aggregate consideration that would be payable for such Ordinary Shares pursuant to the Offer based on the Offer Price of U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS. See “—Tender and Support Agreements” above.

Name of Executive Officer or Director	Ordinary Shares (#)	Implied Cash Consideration (U.S. $)
Dr. Georges Karam	5,821,172	4,409,538
Deborah Choate	547,748	414,919
Louis Chuang	—	—
Bertrand Debray	1,256,292	951,641
Danny Kedar	345,504	261,719
Olivier Pauzet	—	—
Nikhil Taluja	299,336	226,747
Sailesh Chittipeddi	—	—
Wesley Cummins(1)	36,533,200	27,673,899
Yves Maitre	365,916	277,181
Maria Marced	—	—
Richard Nottenburg	11,148	8,445
Hubert de Pesquidoux	42,400	32,118
Dominique Pitteloud	96,000	72,720
Zvi Slonimsky	120,388	91,194
All executive officers and directors as a group (15 persons)	45,439,104	34,420,121

(1)	Consists of 36,533,200 Ordinary Shares (represented by 9,133,300 ADSs) beneficially owned by BRAM (as defined below), based on a Form 13F filed with the SEC on August 14, 2023. BRAM is the investment manager for the BRAM Funds and Accounts (as defined below) and Mr. Cummins is the President of BRAM. BRAM and Mr. Cummins share voting and dispositive rights over the ADSs. See “—Affiliated Ownership” below.

Treatment of Equity Awards

The discussion of the treatment of options to purchase Ordinary Shares (“Company Share Options”), warrants to purchase Ordinary Shares (“Company Warrants”) pursuant to a Company warrant plan, and restricted shares under the Memorandum of Understanding, in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated by reference herein. Summaries of the relevant equity award treatments follow, which do not purport to be complete, and which are more fully set forth in the section of the Offer to Purchase referenced above.

Treatment of Company Share Options

In connection with the Offer, each outstanding Company Share Option will immediately vest and become fully exercisable. Purchaser will offer to each holder of an in-the-money Company Share Option (an “In-the-Money Company Share Option”) the right to enter into a cashless arrangement, financing facility or an equivalent mechanism to fund the payment of the aggregate exercise price and applicable tax withholding obligations for exercising such In-the-Money Company Share Option, subject to the holder’s agreement to tender the underlying Company Shares acquired upon the exercise of such In-the-Money Company Share Option into the Offer and to repay the aggregate exercise price and any applicable tax withholding obligations funded through such option liquidity mechanism. For clarity, no amounts shall be payable with respect to any Company Share Option that is not an In-the-Money Company Share Option in connection with the transactions.

All of the Company’s outstanding Company Share Options are currently vested. None of the Company’s senior management or directors hold In-the-Money Company Share Options, and accordingly the Company’s senior management and directors will not receive any payment with respect to their Company Share Options in the transactions contemplated by the Offer.

Treatment of Company Warrants

In connection with Offer, each holder of a Company Warrant that is outstanding and vested as of the Offer Acceptance Time with an exercise price that is less than the Offer Price (an “In-the-Money Vested Company Warrant”), shall be offered the right, immediately prior to the Offer Acceptance Time, to enter into a cashless arrangement or a financing facility or an equivalent mechanism (in each case and, to the extent permitted under applicable laws, to be implemented through a third party) to fund the payment of the aggregate exercise price and applicable tax withholding obligations for exercising their In-the-Money Vested Company Warrants, subject to the holder of such Company Warrant undertaking, at the Offer Acceptance Time, to tender the underlying Company Shares acquired upon the exercise of such Vested Company Warrant into the Offer and to repay the aggregate exercise price and any applicable tax withholding obligations funded through such warrant liquidity mechanism.

In connection with the Offer, each holder of an In-the-Money Unvested Company Warrant will be offered the right to enter into a warrant cancellation agreement pursuant to which such holder shall agree to cancel, effective as of the Offer Acceptance Time, such In-the-Money Unvested Company Warrant and replace it with a right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Shares subject to such In-the-Money Unvested Company Warrant multiplied by (y) the excess of the Offer Price over the applicable per share exercise price under such In-the-Money Unvested Company Warrant, subject to any required withholding of Taxes (the “Cash Replacement Warrant Amount”), which Cash Replacement Warrant Amount will be subject to the holder’s continued service agreement or board member status with Parent, the

Company, or any of their affiliates through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Warrant for which such Cash Replacement Warrant Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Warrant Amounts will generally have the same terms and conditions (including, with respect to vesting and acceleration) as applied to the award of Unvested Company Warrants for which they were exchanged.

The estimated aggregate value of all in-the-money Company Warrants held by the Company’s non-employee directors if the effective time of the transactions contemplated by the Offer occurred on January 1, 2024, is U.S. $88,200 with respect to In-the-Money Vested Company Warrants and U.S. $237,600 with respect to In-the-Money Unvested Company Warrants. The Company’s senior management holds no in-the-money Company Warrants.

Treatment of Restricted Shares

The term “restricted share” comprises, as of any applicable time, both (i) unvested actions gratuites awards with respect to Company Shares that entitle the holder to receive Company Shares in connection with (and no sooner than) the vesting thereof, which are referred to as “Unvested Company RSAs” herein and in the Memorandum of Understanding, and (ii) vested Company Shares issued pursuant to previously outstanding Unvested Company RSAs that vested, but which themselves are subject to a lock-up period (other than the mandatory lock-up period under Section 102 of the Israeli Tax Ordinance) as of the Offer Acceptance Time, which are referred to as “Unsellable Company Shares” herein and in the Memorandum of Understanding.

Unvested Company RSAs: In connection with the Offer, each holder of an outstanding Unvested Company RSA will be offered the right to enter into a cancellation agreement pursuant to which (i) each holder who is a French tax resident shall agree to cancel, effective as of the Offer Acceptance Time, such Unvested Company RSA and replace it with a right to receive a Parent restricted stock unit grant (a “Parent RSU Grant”), and (ii) each holder who is not a French tax resident shall agree to cancel, effective as of the Offer Acceptance Time, such Unvested Company RSA and replace it with either a right to receive, at Purchaser’s discretion, either (a) a Parent RSU Grant, or (b) an amount in cash, without interest, equal to the product of (i) the aggregate number of Company Shares subject to such Unvested Company RSA multiplied by (ii) the Offer Price, subject to any required withholding of Taxes (the “Cash Replacement RSA Amount”). Each Parent RSU Grant will generally vest on substantially the same vesting schedule as the Unvested Company RSA for which it is exchanged, modified to match the quarterly vesting dates specified in the Purchaser stock compensation plan: February 1, May 1, August 1 and November 1, subject to the holder’s continued employment with Purchaser or its subsidiaries on each applicable vesting date. In addition, in the event that the Parent RSU Grant holder is dismissed by the Company within six months of the Offer Acceptance Time (other than for misconduct or gross negligence), then the unvested portion of the Parent RSU Grant shall vest immediately in full upon the date of the employment contract termination as a result of such dismissal. The Cash Replacement RSA Amount will be paid when the vesting conditions with respect to the Unvested Company RSA for which it is exchanged are satisfied or, with respect to Unvested Company RSAs subject to the mandatory holding period under Section 102 of the Israeli Tax Ordinance, such time when the applicable mandatory holding period ends, subject in each case to the holder’s continued employment with Purchaser, the Company, or any of their affiliates through the applicable vesting dates.

Unsellable Company Shares: In connection with the Offer, each holder of an Unsellable Company Share will be offered the right, immediately prior to the Offer Acceptance Time, to enter into a liquidity mechanism, which will provide for the sale of such Unsellable Company Share to Purchaser at the Offer Price upon the expiration of any applicable lock-up period.

The estimated aggregate value of all restricted shares held by the Company’s senior management if the effective time of the transactions contemplated by the Offer occurred on January 1, 2024, is U.S. $3,391,320 with respect to Unvested Company RSAs (excluding U.S. $1 million in value that Dr. Karam will forfeit in the Offer) and

U.S. $1,381,636 with respect to Unsellable Company Shares. The Company’s non-employee directors hold no restricted shares (whether Unvested Company RSAs or Unsellable Company Shares).

Transaction Bonuses

In connection with the consummation of the transactions contemplated by the Offer, the Company intends to grant transaction bonuses to each of Dr. Karam and Ms. Choate, in the amounts of €1,000,000 and €200,000, respectively, less any taxes or social charges required to be withheld by the Company.

Post Transaction Executive Officer Arrangements

Parent and Dr. Karam are expected to enter into a managing director agreement, pursuant to which, in connection with the closing of the Offer, Dr. Karam would continue to serve as the managing director (directeur general) of the Company or an affiliate thereof. Pursuant to such managing director agreement, it is expected that all of Dr. Karam’s restricted shares would accelerate upon the consummation of the transactions contemplated by this Offer, except that Dr. Karam would forfeit a number of restricted shares with a value equal to U.S. $1 million; Dr. Karam would waive his right to severance under Section 7 of his managing director agreement (discussed below under “—Agreements with Executive Officers—Managing Director Agreement with Georges Karam—Severance arrangements”); and Dr. Karam would have the title of Corporate Vice President, would receive an annual fixed compensation of €400,000, would be eligible to receive cash variable compensation with a target value equal to 100% of his fixed compensation (prorated for any incomplete year), would receive U.S. $1.3 million worth of Parent performance-based vesting restricted stock units and an additional U.S. $1.0 million worth of Parent dual time- and performance-based vesting restricted stock units, and would receive three (3) months’ notice in the event of dismissal. In certain termination circumstances, Dr. Karam would also receive severance entitlement substantially comparable with his existing managing director agreement (provided that the closing of the Offer would not trigger severance), and would be subject to an eighteen (18) month non-compete obligation (in addition to his three (3) year closing-related non-compete obligation), provided that he will be eligible to receive fifty percent (50%) of his fixed compensation as continued compensation during such eighteen (18) month period (reduced by any severance payments). Dr. Karam would also receive standard Directors & Officers insurance coverage.

Except as described above, as of the date hereof, none of our executive officers has entered into any agreements with Parent, Purchaser or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the Offer and the Post-Offer Reorganization, or the right to purchase or participate in the equity of the Parent or one or more of its affiliates. Prior to or following the consummation of the Offer, certain of our executive officers may have discussions and may enter into agreements with Parent, Purchaser, their subsidiaries or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, Parent, Purchaser or one or more of their affiliates.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the transactions contemplated by the Offer for each of Sequans’ named executive officers (as determined with respect to the year ending December 31, 2022). The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described elsewhere in this Schedule 14D-9 and in the footnotes to the table below, and the following:

•	The transactions contemplated by the Offer are consummated on January 1, 2024;

•	Each named executive officer had experienced a qualifying termination of employment immediately following the Offer Acceptance Time; and

•	Amounts payable in Euros (€) are converted to U.S. Dollars ($) at a rate of €1.00:$1.07 and amounts payable in New Israel Sheqels ( ) are converted to U.S. Dollars ($) at a rate of 1.00:$0.26.

As a result, the actual amounts to be received by a named executive officer in connection with the transactions contemplated by the Offer may differ materially from the amounts set forth below.

Name	Cash(1)	Equity(2)	Total
Dr. Georges Karam	$2,461,000	$2,149,933	$4,610,933
Deborah Choate	$214,000	$298,581	$512,581
Danny Kedar	$36,173	$196,646	$232,819
Nikhil Taluja	$—	$255,352	$255,352
Bertrand Debray	$—	$298,581	$298,581

(1)

With respect to Dr. Karam, equals the sum of (i) eighteen (18) months’ salary ($642,000), (ii) 150% of his target annual cash bonus ($642,000), (iii) an additional three (3) months’ pay in lieu of notice pursuant to a managing director agreement to be entered into with Purchaser ($107,000), and (iv) a transaction bonus in the amount of €1,000,000 ($1,070,000). With respect to Ms. Choate, equals a transaction bonus in the amount of €200,000 ($214,000). With respect to Mr. Kedar, equals sixty (60) days’ salary pay in lieu of notice.

(2)

Represents the value of accelerated vesting of Unvested Company RSAs held by the named executive officers as of January 1, 2024. With respect to Dr. Karam, equals the remainder of (i) the product of (x) Dr. Karam’s Unvested Company RSAs as of the closing of the transactions contemplated by the Offer (4,158,327), multiplied by (y) the assumed per share value, less (ii) $1 million in restricted share value that Dr. Karam is forfeiting in the transactions contemplated by the Offer. With respect to each other named executive officer, assumes that such person is terminated other than for misconduct or gross negligence, resulting in the acceleration of all then-held Unvested Company RSAs (with respect to Ms. Choate, 394,167 Unvested Company RSAs; with respect to Mr. Kedar, 259,599 Unvested Company RSAs; with respect to Mr. Taluja, 337,099 Unvested Company RSAs; and with respect to Mr. Debray, 394,167 Unvested Company RSAs). This table does not assign any compensatory value to the named executive officers’ Unsellable Company Shares held as of the closing of the transactions contemplated by the Offer.

Agreements with Executive Officers

Managing Director Agreement with Georges Karam

The Company has entered into a managing director agreement with Georges Karam, its chairman and chief executive officer, which contains provisions regarding fixed and variable compensation, severance payment and benefits.

In accordance with French law, the Company’s chief executive officer (“directeur général” or “managing director”) cannot be an employee in connection with the performance of his duties in such capacity. The managing director agreement entered into with Dr. Karam does not constitute and does not contain the compulsory provisions under French law to be construed as an employment agreement. Therefore, Dr. Karam does not benefit from the status of employee nor from any benefit that French laws and regulations grant to employees, in particular unemployment benefits. The managing director agreement only sets forth the terms and conditions, including compensation, under which Dr. Karam performs his duties as chief executive officer.

Fixed compensation: Dr. Karam benefits from a fixed annual gross compensation of €400,000 which is determined by taking into account the level and complexity of his responsibilities, his experience in similar positions and market practices for comparable companies.

Variable compensation: Dr. Karam is eligible for variable compensation with a target amount equal to 100% of his base salary, which is subject to the achievement of pre-determined performance conditions defined by the Sequans’ Board based on recommendations issued by the compensation committee.

Benefits in kind: As Dr. Karam is not entitled to normal French legal employee unemployment benefits, the Company has subscribed to private unemployment insurance on his behalf. He is however eligible for the French defined contribution pension plan, which also applies to all of the Company’s French employees.

Directors’ compensation: Dr. Karam does not receive any compensation for the directorship duties that he performs for the Company or any of its subsidiaries.

Severance arrangements: Pursuant to Section 7 of Dr. Karam’s managing director agreement (the benefits of which are expected to be replicated in his post-closing managing director documents with the Company), if Dr. Karam is terminated without cause, he is entitled to a lump sum severance payment equal to eighteen (18) months of his gross annual base remuneration and 150% of bonus, plus vesting of the portion of his then-outstanding time-based equity awards that would have been vested during the twelve months following the end of his term. In case the dismissal would occur during the three months before or the twelve months following a change of control, including the transaction contemplated by the Offer, he would also be entitled to full acceleration with respect to all the restricted share awards at the date of dismissal. All such payments and benefits would be subject to Dr. Karam executing a release of claims.

Dr. Karam’s managing director agreement also includes a non-compete clause applicable for one year as from the termination date and applicable only to competing businesses in France. During Dr. Karam’s non-competition period, he will receive continued compensation equal to 50% of his fixed compensation; provided, however, that if Dr. Karam receives severance in connection with his separation, then the compensation payable with respect to his non-competition obligation will be deducted from such severance payments. In addition, the Company has the option to waive this non-compete clause subject to the waiver being notified to Dr. Karam within 15 days after the notification of termination.

Employment Arrangements with Executive Officers

The Company has entered into standard offer letters or employment agreements with each of its other named executive officers, Deborah Choate, Danny Kedar, Nikhil Taluja and Bertrand Debray. Under these agreements with each named executive officer, each named executive officer is compensated by a combination of fixed salary, bonus based on performance of quarterly or annual objectives.

Consulting Agreement with Yves Maitre

On March 1, 2021, the Company entered into a consultancy services agreement with ABLE France, a company owned by Yves Maitre, member of the Sequans’ Board, for services in business development. During the year ended December 31, 2021, U.S. $116,000 was paid to Mr. Maitre under the contract. No services were provided or payments made in the year ended December 31, 2022, and no services have been provided to date for the current fiscal year.

Affiliated Ownership

Based on a Form 13F filed with the SEC on August 14, 2023, as of June 30, 2023, B. Riley Asset Management LLC (“BRAM”), in its capacity as investment manager for certain funds and accounts (the “BRAM Funds and Accounts”), beneficially owned 36,533,200 Ordinary Shares, represented by 9,133,300 ADSs, which represents approximately 15.6% of the outstanding Ordinary Shares as of September 6, 2023. Mr. Wesley Cummins, a member of the Board, is the president of BRAM and shares voting and dispositive rights over the ADSs beneficially owned by BRAM.

Based on a Schedule 13D filed with the SEC on March 24, 2022, as amended on September 6, 2022, and December 5, 2022 (as amended, and as it may be further amended, restated or supplemented from time to time, the “BRAM Schedule 13D”), certain of the BRAM Funds and Accounts have, from time to time, acquired ADSs in offerings conducted by Sequans, including the purchase of an aggregate of 2,833,333 ADSs (representing 11,333,332 Ordinary Shares) at the public offering price of U.S. $3.00 per ADS in Sequans’ underwritten public offering that closed on March 15, 2022. The BRAM Schedule 13D also discloses that certain of the BRAM Funds and Accounts purchased an aggregate of 100,000 ADSs (representing by 400,000 Ordinary Shares) during the 60 days prior to the September 6, 2022, amendment in open market transactions through brokers at purchase prices ranging from U.S. $3.89 to U.S. $4.15 per ADS, including commissions, and a weighted-average purchase price of approximately U.S. $4.025 per ADS, and an aggregate of 355,000 ADSs (representing 1,420,000 Ordinary Shares) during the 60 days prior to the December 5, 2022, amendment in open market transactions through brokers at purchase prices ranging from U.S. $3.38 to U.S. $3.80 per ADS, including commissions, and a weighted-average purchase price of approximately U.S. $3.71 per ADS. In addition, on April 13, 2023, certain BRAM Funds and Accounts purchased an aggregate of 3,930,663 ADSs (representing 15,722,652 Ordinary Shares) at a purchase price of U.S. $2.06 per ADS in a private placement pursuant to a securities purchase agreement dated April 3, 2023, by and between Sequans and the purchasers named therein. In connection with the closing of the private placement, Sequans and the purchasers entered into a registration rights agreement dated April 12, 2023, pursuant to which Sequans agreed to register the resale of the Ordinary Shares represented by the ADSs acquired by the purchasers pursuant to the securities purchase agreement on a registration statement to be filed with the SEC within 90 days following the date of the registration rights agreement. The registration rights agreement contains customary indemnification provisions and terminates upon the earlier of (i) the time when there are no registerable securities outstanding, (ii) the time when all of the registerable securities are free transferable under Rule 144 of the Securities Act and do not bear a restrictive legend relating to the Securities Act or the securities laws of any other applicable jurisdiction or a restricted CUSIP or (iii) the mutual written agreement of the respective purchaser and Sequans.

272 Capital Master Fund LTD, a fund for which BRAM serves as the investment manager and Mr. Cummins is the managing member, has entered into a Tender and Support Agreement with Parent pursuant to which such fund agreed, pursuant to and subject to the conditions of the Tender and Support Agreement, to tender its Ordinary Shares and ADSs. As of August 4, 2023, the date of such Tender and Support Agreement, 272 Capital Master Fund LTD beneficially owned 3,590,803 ADSs (representing 14,363,212 Ordinary Shares). See “—Tender and Support Agreements” above for a description of the Tender and Support Agreement.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Memorandum of Understanding, for six years after the Offer Acceptance Time, Renesas shall, and with respect to the Company’s subsidiaries, Renesas shall cause the respective Company subsidiaries, as the case may be, to the extent permitted under applicable law, to indemnify and hold harmless and provide advancement of expenses to, all past and present officers and directors of the Company (in their capacities as such) (each, an “Indemnified Person”) on terms not less favorable to such Indemnified Person than those provided to them by the Company or its subsidiaries on the date of the Memorandum of Understanding.

In addition, Renesas shall, and with respect to the Company’s subsidiaries, Renesas shall cause the respective Company subsidiaries, as the case may be, to the extent permitted under applicable law, to include and cause to be maintained effect in the Company’s Subsidiaries’ (or any successor’s) organizational documents (to the extent such organizational documents have been made available to Parent prior to the date of the Memorandum of Understanding) for a period of six years after the Offer Acceptance Time, provisions regarding elimination of liability of directors, indemnification of officers and directors, and advancement of expenses to officers and directors that are at least as favorable as those contained in the relevant Company’s subsidiaries’ organizational documents. If the Company’s subsidiaries or any of their successors or assigns (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all of their properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the relevant Company’s subsidiary shall assume all of the foregoing obligations.

Pursuant to the Memorandum of Understanding, the Company, in consultation with Renesas, shall purchase an extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), which D&O Insurance shall, to the extent permitted under applicable law, (i) have a term of six years from the Offer Acceptance Time and cover the persons covered by such D&O Insurance for acts or omissions occurring prior to the Offer Acceptance Time, (ii) be from insurance carriers with comparable credit ratings as the Company’s current insurance carrier with respect to D&O Insurance and (iii) be on the terms, conditions, retentions and limits of liability not less favorable to the director or officer than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company. Notwithstanding the foregoing, the amount paid by the Company in respect of any one policy year shall not be in excess of 200% of the annual premiums currently paid by the Company for such insurance. Renesas shall, or shall cause the Company or any successor or assign, to maintain such policy in full force and effect and continue to honor the obligations thereunder.

Item 4. The Solicitation or Recommendation

(a)	Solicitation or Recommendation

Recommendation of the Board

On August 15, 2023, at a meeting of the Board, the seven members in attendance, which included a majority of the directors who are not employees of Sequans, after considering various factors as described below, unanimously resolved that the proposed Offer is in the best interests of the Company, its employees and its shareholders, including the holders of ADSs, and fair to the Company’s shareholders and holders of ADSs, other than Parent and its affiliates (the “Unaffiliated Shareholders”), and recommended that the Company’s shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer. Two directors, Messrs. Sailesh Chittipeddi and Zvi Slonimsky, were not present for the meeting. Mr. Chittipeddi did not attend the meeting because of his affiliation with Parent and Purchaser. The Board announced its recommendation on August 16, 2023.

A copy of the press release issued by Sequans, dated August 16, 2023, announcing the Board’s recommendation that the holders of Company Shares (including the Unaffiliated Shareholders) accept the Offer and tender their Company Shares pursuant to the Offer is filed as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Reasons

Background to the Transaction

Unless otherwise noted, all dates and times referenced in this “Background to the Transaction” refer to Eastern Daylight Time. All dollar amounts are in U.S. dollars.

The Board and management of Sequans have regularly reviewed Sequans’ performance, future growth prospects, business strategies, competitive positioning, opportunities and challenges as part of their evaluation of Sequans’ prospects for enhancing shareholder value. As part of this process, the Board and Sequans management have regularly reviewed Sequans’ direction and business objectives, including various strategic alternatives that might be available to Sequans, including pursuing potential strategic or financing transactions with third parties.

Periodically, Sequans has raised capital through private placements of ADSs from various investors to finance operations. Renesas and Sequans have been collaborating since October 2020 to deliver full-scale solutions that combine Renesas’ embedded processors and analog front-end products with Sequans’ wireless chipsets for massive IoT (“MIoT”) and broadband IoT applications. In January 2022, in connection with an expansion of their existing 4G/5G licensing agreements, Renesas acquired an approximately 5% equity stake in Sequans through a U.S. $9.3 million private placement of ADSs. In addition, in June 2022, Mr. Sailesh Chittipeddi, Executive Vice President, General Manager of Embedded Processing, Digital Power and Signal Chain Solutions Group at Renesas, was elected to Sequans’ Board at an ordinary and extraordinary general shareholders’ meeting of Sequans.

In the fourth quarter of 2022, Sequans management considered exploring a sale of Sequans’ MIoT business to focus the Company on its 5G broadband business and to enable Sequans to pay off existing indebtedness. In communications on December 28 and December 29, 2022, between Dr. Georges Karam, Chairman and Chief Executive Officer of Sequans, and Mr. Chittipeddi, Dr. Karam requested Mr. Chittipeddi’s opinion about the sale of the MIoT business as an asset deal. Mr. Chittipeddi proposed a discussion in January 2023 at the CES trade show about a sale of Sequans as a whole, and indicated that he would start working with his team at Renesas on a proposal for a potential acquisition of Sequans.

On January 6, 2023, Dr. Karam and Mr. Chittipeddi spoke by telephone because Mr. Chittipeddi had not been able to attend the CES trade show. Mr. Chittipeddi, acting on behalf of Renesas, confirmed Renesas’ interest in acquiring Sequans as a whole and that Renesas would be submitting a preliminary non-binding proposal to acquire the Company. Dr. Karam and Mr. Chittipeddi also discussed possible transaction timing and Sequans’ financing needs prior to the completion of a possible transaction.

On January 19, 2023, Dr. Karam sent an invitation to members of the Board to discuss strategic options for the Company. In response to this invitation, Mr. Chittipeddi asked Dr. Karam about the planned topic of the meeting. Dr. Karam responded that obtaining financing for the Company remained a challenge and therefore his preference was not to wait until the next regularly scheduled Board meeting in February to discuss strategic options and that the Board should move quickly to engage a financial advisor to begin exploring various options, which included selling the MIoT business alone or selling the entire Company, and that Needham & Company, LLC (“Needham & Company”) would be a candidate to provide financial advisory services. Mr. Chittipeddi also inquired regarding timing for Renesas’ proposal for a potential acquisition of Sequans and if a letter of intent at the end of the second quarter of 2023 with a definitive agreement in the third quarter or early in the fourth quarter of 2023 would be an acceptable timeline. Dr. Karam responded that it would be critical for Sequans to receive a letter of intent in the first quarter of 2023 for the Board’s consideration in light of the Company’s financing situation. Ultimately, the Board meeting planned for January 2023 was canceled and the discussion of strategic options for the Company deferred until the regular meeting scheduled for February 7, 2023.

On January 22, 2023, Dr. Karam and Mr. Chittipeddi communicated about a business proposal to assist the Company with obtaining financing while Renesas’ letter of intent was being prepared. On January 30, 2023, Mr. Chittipeddi updated Dr. Karam on the progress of the letter of intent and they discussed Dr. Karam’s proposal to expand Renesas’ 5G licensing agreement. On January 31, 2023, Mr. Chittipeddi confirmed to Dr. Karam that Sequans would be receiving a letter of intent from Renesas in March or sooner.

On February 7, 2023, at a regular meeting, the Board discussed strategic options for the Company, including the potential sale of the MIoT business, and verbal indications from Renesas that it would submit a preliminary non-binding proposal to acquire the entire company. After this discussion, the Board formed a special committee (comité ad hoc) (the “Strategic Committee”) comprised of the independent directors Messrs. Wes Cummins, Hubert de Pesquidoux, Yves Maitre and Richard Nottenburg, to monitor on behalf of the Board the exploration of strategic options available to the Company, and to report on the ongoing progress of such exploratory process to Dr. Karam, in his capacity as Chairman. In addition, the Board approved the engagement of Needham & Company as financial advisor to Sequans for a potential strategic transaction. The engagement of Needham & Company as financial advisor to Sequans in connection with a possible sale of the MIoT business was formalized in an engagement letter dated February 6, 2023. Needham & Company’s engagement as financial advisor was expanded by Sequans to cover a potential sale of the entire company by an amendment to the engagement letter dated February 17, 2023.

On February 8, 2023, representatives of Renesas requested Sequans’ draft fourth quarter financial results in order to prepare for Renesas’ internal review of Sequans, which financial data were subsequently provided pursuant to the Confidentiality Agreement described below.

On February 11, 2023, Mr. Chittipeddi informed Dr. Karam that Sequans would be receiving a letter of intent from Renesas by mid-March.

On February 14, 2023, Sequans issued a press release stating, among other things, that the Board had formed the Strategic Committee to explore strategic options.

On February 16, 2023, Needham & Company, as authorized by its engagement letter, began contacting potential interested parties about a potential strategic transaction with Sequans. From February 2023 through May 2023, Needham & Company contacted 13 strategic parties and Sequans management contacted an additional 5 strategic parties (excluding Renesas), initially regarding a potential acquisition of the MIoT business and subsequently, following receipt on March 24, 2023, of the non-binding indication of interest from Renesas, regarding a potential acquisition of Sequans. These 18 parties were chosen because they were considered the parties most likely to be interested in a strategic transaction with Sequans, given, among other things, their pre-existing commercial relationships with Sequans and/or the likelihood of interest in acquiring the MIoT business or the entirety of the company as a result of the perceived strategic fit. Except with respect to one of the potential interested parties, which did not respond to Needham & Company’s outreach, and other than as described below, only preliminary discussions were conducted by Needham & Company or Sequans management with the contacted parties. No acquisition proposals or expressions of interest in acquiring the MIoT business or Sequans in its entirety were received from any of the 18 parties.

Of the potential interested parties contacted, only six expressed interest in evaluating a potential strategic transaction and signed non-disclosure agreements with Sequans (each, “Party A,” “Party B,” “Party C,” “Party D,” “Party E” and “Party F”). Each of these non-disclosure agreements included customary standstill provisions, and the standstill provisions with Party A, Party D and Party F also permitted the prospective bidder to make confidential, non-public offers or proposals for an acquisition transaction to the Board. The standstill provisions with Party D and Party F also included customary fall-away provisions, and only Party F’s did not include a “don’t ask, don’t waive” provision. Following their respective entry into the non-disclosure agreements, Sequans management held preliminary discussions with each of these parties or their advisors, which included due diligence investigations and discussions directly with the Sequans senior executives, and each of these parties were granted access to a virtual data room for their evaluation of a potential strategic transaction with Sequans.

On February 24, 2023, Mr. Sho Ozaki, Senior Director of Mergers & Acquisitions of Renesas, contacted Dr. Karam to set up a meeting for a deeper discussion on a strategic collaboration and other options.

On March 3, 2023, Mr. Ozaki and other Renesas executives held discussions with representatives of Sequans management regarding various business and operational subjects and Sequans agreed to share a virtual data room for Renesas’ further due diligence. On March 7, 2023, Renesas entered into a non-disclosure agreement (referred to in this Schedule 14D-9 as the “Confidentiality Agreement”) with Sequans with respect to the potential transaction, which agreement included a standstill with customary fall-away provisions and no “don’t ask, don’t waive” provision, and which also permitted Renesas to make confidential, non-public proposals for an acquisition transaction to the Board.

From March 3 to July 28, 2023, Renesas requested information on Sequans’ products and business as part of Renesas’ due diligence review of Sequans, and on March 7, 2023, Dr. Karam sent 5G business model information to a representative of Renesas. On March 8, 2023, Sequans received the first diligence request list from Renesas.

On March 15, 2023, Mr. Chittipeddi indicated to Dr. Karam and Ms. Deborah Choate, Chief Financial Officer of Sequans, that he intended to recuse himself from all Board discussions regarding a potential sale of the Company because of the potential conflict of interest.

On March 23, 2023, at a regular meeting of the Board, and after Mr. Chittipeddi had left the meeting, the Board was informed that Sequans had engaged Needham & Company as financial advisor for a potential strategic transaction and provided an update on the process with Needham & Company to explore various strategic options for the Company.

On March 24, 2023, Sequans received a non-binding indication of interest from Renesas stating, among other things, that Renesas was prepared to enter into strategic discussions with Sequans to explore a potential acquisition of Sequans by Renesas (the “NBO”). In the NBO, Renesas did not include specific proposed price terms, but stated it was prepared to enter into a strategic discussion with Sequans to explore a potential acquisition, which Renesas expected would be valued at a premium to Sequans’ closing share price. The Strategic Committee was informed of the receipt of the NBO on the same day the NBO was received.

In addition, on March 24, 2023, a representative from Renesas’ legal department sent a request to Sequans that Board materials regarding a potential sale of the Company should not be sent to Mr. Chittipeddi. On March 27, 2023, Mr. Chittipeddi sent a letter to Sequans confirming his previous understanding with Dr. Karam and Ms. Choate and agreement that he would refrain from attending Board meetings and deliberations regarding a potential sale of the Company and receiving related information and materials, given his position at Renesas.

On March 29, 2023, representatives of Renesas, including Mr. Ozaki, discussed the NBO with Dr. Karam, in addition to the timing of the transaction and further due diligence to be conducted by Renesas.

On March 30, 2023, Dr. Karam informed Mr. Ozaki that the Company had decided to raise U.S. $10 million to U.S. $20 million to provide funds to the Company while the potential transaction with Renesas was still pending and asked whether Renesas wished to participate in the financing. On April 4, 2023, Mr. Ozaki informed Dr. Karam that Renesas would not be participating in the financing and followed up on due diligence discussions.

On March 31, 2023, Sequans issued a press release stating, among other things, that since Sequans issued its February 14, 2023, press release announcing the formation of the Strategic Committee and its purpose, Sequans had “received interest from multiple parties, including a non-binding indication of interest requesting further due diligence. [Sequans] has engaged an investment bank to assist in evaluating and pursuing certain strategic alternatives.”

On April 6, 2023, Mr. Ozaki and other representatives of Renesas, Dr. Karam and Ms. Choate discussed a potential deal structure for the proposed acquisition.

On April 10, 2023, a representative from Party A informed Needham & Company that Party A was not interested in pursuing a potential strategic transaction with Sequans.

On April 12, 2023, Sequans closed a U.S. $20 million private placement of ADSs.

On April 21, 2023, a representative from Party B informed Needham & Company that Party B was not interested in pursuing a potential strategic transaction with Sequans.

On April 24, 2023, at a regular meeting of the Board, which Mr. Chittipeddi did not attend, the Board was updated on the status of the potential transaction with Renesas. Representatives of Orrick, Herrington & Sutcliffe

LLP (“Orrick”), Sequans’ counsel, also attended. The Board was also provided an update on the progress of the Strategic Committee’s evaluation of the potential transaction and the status of discussions with other potential interested parties.

On April 28, 2023, Mr. Ozaki provided an update to Dr. Karam regarding Renesas’ evaluation process and informed him that Renesas should be able to provide an updated proposal that included a valuation to Sequans in mid-May.

In a press release issued on May 3, 2023, relating to its financial results for the first quarter of fiscal 2023, Dr. Karam stated that the U.S. $20 million private placement that closed in April 2023 had strengthened Sequans’ position in its ongoing discussions engaged by the Strategic Committee and that Sequans remained committed to delivering value to its shareholders.

On May 12, 2023, Dr. Karam informed Mr. Ozaki that Sequans would not be sharing customer and supplier contracts requested by Renesas until Sequans received an offer acceptable to the Board.

On May 18, 2023, Mr. Ozaki updated Dr. Karam on the progress of Renesas’ evaluation and confirmed that Renesas would be providing an updated proposal later in the month after additional internal discussions. Subsequently, on May 30, 2023, Mr. Ozaki indicated to Dr. Karam that Renesas was very close to finalizing its proposal and planned to soon send it to Sequans.

On June 2, 2023, a representative of Renesas requested a meeting with Dr. Karam to share Renesas’ proposal. Just before the scheduled meeting on June 5, 2023, Mr. Ozaki sent Dr. Karam a non-binding letter of intent dated June 2, 2023 (the “June 2 LOI”), offering an all-cash acquisition by Renesas of all of the outstanding share capital of Sequans through a tender offer at a price of U.S. $2.65 per ADS. Dr. Karam and the representative of Renesas then discussed the proposal, during which meeting Dr. Karam expressed his disappointment with the price per ADS that Renesas was offering and stated that he would discuss the offer with the Strategic Committee.

On June 7, 2023, the Strategic Committee met to discuss the offer in the June 2 LOI. Representatives of Needham & Company, together with members of Sequans management, were present at the meeting. Representatives of Needham & Company reviewed with the Strategic Committee the status of discussions with other potential interested parties, including that Party C and Party D had expanded their evaluation from a possible MIoT acquisition to an acquisition of the entire company, and the possibility of contacting additional potential interested parties about a strategic transaction. Representatives of Needham & Company also discussed with the Strategic Committee Renesas’ offer in the light of the process with the other potential interested parties. Following this review and discussion, the Strategic Committee determined that Renesas’ offer was inadequate and that Dr. Karam should respond to Renesas confirming that Sequans had reviewed the offer and that Needham & Company would convey the Company’s feedback.

On June 7, 2023, subsequent to the Strategic Committee meeting, Dr. Karam informed Mr. Ozaki that the Strategic Committee had reviewed Renesas’ offer and that Needham & Company would convey the Company’s feedback on the offer. On June 8, 2023, representatives of Needham & Company contacted representatives of Renesas, including Mr. Ozaki, and relayed Sequans’ rejection of the offer.

On June 18, 2023, Mr. Ozaki informed Dr. Karam that Renesas would be presenting an updated offer, and later that day Sequans received another letter of intent from Renesas (the “June 18 LOI”) with an increased acquisition price of U.S. $3.00 per ADS. The June 18 LOI also proposed a 45-day exclusivity period, which would be automatically extended for 14 additional days if at the end of the 45-day period, the parties were continuing to pursue the execution of a definitive agreement in good faith. After consulting with the Strategic Committee on June 20, 2023, representatives of Needham & Company contacted representatives of BofA Securities, Inc. (“BofA Securities”), Renesas’ financial advisor, to inform them that Renesas needed to further increase its offer price.

On June 21, 2023, a representative from Party C informed Needham & Company that Party C was not interested in pursuing a potential strategic transaction with Sequans.

On June 22, 2023, a representative from Party D informed Needham & Company that Party D was not interested in pursuing a potential strategic transaction with Sequans.

Also on June 22, 2023, Mr. Chittipeddi informed Dr. Karam that Renesas was “pencils down” but was still open to having Dr. Karam visit Renesas in Japan in late July to meet with senior executives of Renesas. Dr. Karam contacted Mr. Chittipeddi later that same day to discuss Renesas’ latest offer and the reasons the price needed to be higher in Sequans’ view. Mr. Chittipeddi explained that Sequans’ outstanding debt needed to be considered as well as Sequans’ enterprise value and indicated that Renesas would review its offer.

On June 27, 2023, Mr. Ozaki sent Dr. Karam an updated non-binding indication of interest dated June 26, 2023 (the “June 26 LOI”), reflecting an increased offer price of U.S. $3.03 per ADS, which proposal also included a proposed exclusivity period with the same terms as proposed in the June 18 LOI.

On June 27, 2023, the Strategic Committee met, with members of Sequans management present, to discuss the June 26 LOI. The Strategic Committee was informed that occasional discussions around a possible strategic transaction with Party E and Party F continued, but that neither party had yet indicated a willingness to submit a proposal for either the MIoT business or the company. The Strategic Committee concluded that, after considering many factors relating to Renesas’ offer and the status and nature of discussions with other potential interested parties in a strategic transaction, Sequans should: (i) prepare to proceed with negotiating the terms of a transaction with Renesas on the basis of the June 26 LOI; and (ii) request Needham & Company to inform all parties still evaluating a possible strategic transaction that Sequans may soon enter into an exclusivity agreement. On June 28, 2023, with the authority of the Strategic Committee, representatives of Needham & Company communicated to representatives of BofA Securities Sequans’ willingness to negotiate a transaction based on the terms of the June 26 LOI.

On July 3, 2023, the Board held a meeting (which Mr. Chittipeddi did not attend) with members of Sequans management present to discuss the offer from Renesas in the June 26 LOI and the Strategic Committee’s determination to proceed with negotiating the terms of a transaction on the basis of that offer. The Board was also informed that Renesas had requested a period of exclusivity pursuant to an exclusivity agreement negotiated between representatives of Orrick and Goodwin on behalf of their respective clients, which, after discussion, the Board approved.

Also on July 3, 2023, representatives from Needham & Company contacted Party E as a follow-up to a due diligence call previously held with Sequans management on June 29, 2023, and subsequently, on July 13, 2023, a representative from Party E informed Needham & Company that Party E was not interested in pursuing a potential strategic transaction with Sequans.

On July 5, 2023, following a due diligence call with Sequans management held on the same day, a representative from Party F informed Needham & Company that Party F was not interested in pursuing a potential strategic transaction with Sequans.

On July 6, 2023, Renesas and Sequans entered into an exclusivity agreement with an exclusivity period that would end on the earliest to occur of (i) the date of execution of a definitive agreement for the proposed transaction and (ii) 11:59 p.m. (New York time) on August 3, 2023, with the ability to extend the exclusivity period as the parties may agree. The exclusivity agreement included customary termination provisions.

On July 7, 2023, Dr. Karam communicated with Mr. Chittipeddi regarding expediting delivery of an initial draft of the Memorandum of Understanding in order to meet the parties’ desired timing for the transaction, but did not otherwise discuss the terms of the transaction. Dr. Karam and Mr. Chittipeddi also discussed plans for a meeting in Japan during which Dr. Karam could meet with senior executives of Renesas.

On July 11, 2023, a representative of Goodwin Procter LLP (“Goodwin”), Renesas’ counsel, contacted a representative of Orrick stating that Renesas would like to begin discussions with Dr. Karam around his post-closing compensation and arrangement to continue serving as managing director, and requested confirmation that Renesas had permission to do so. The representative of Orrick, acting on behalf of Sequans, so confirmed. Renesas did not have any discussions with Dr. Karam or other members of Sequans management regarding post-closing compensation and managing director arrangements prior to this time.

On July 13, 2023, representatives of Goodwin delivered an initial draft of the Memorandum of Understanding to representatives of Orrick, which draft contemplated a series of transactions intended to enable Renesas to acquire 100% of the share capital of Sequans. In the first step of the transaction, Renesas would commence the Offer for all of the Company Shares, including Company Shares represented by ADSs. As provided in the June 26 LOI, this initial draft Memorandum of Understanding set forth a minimum tender closing condition of 90%, which minimum condition could be reduced to 66.7% at Renesas’ election. The draft also set forth a series of transactions to be implemented following the closing of the tender offer (referred to in this Schedule 14D-9 as the “Post-Offer Reorganization”), involving, among other things, the merger of Sequans into a newly incorporated German-law-governed company wholly owned by a holding company domiciled in Germany, which merger would be preceded by a carve-out of all assets and liabilities of Sequans into a new wholly owned subsidiary to be incorporated in France, thereby enabling Sequans to continue to conduct its business in its current jurisdiction.

On July 14, 2023, Dr. Karam and a representative of Renesas’ human resources group discussed various human resources and integration and retention matters relating to Sequans employees, but did not enter into discussions about Dr. Karam’s post-closing managing director arrangements.

On July 19, 2023, representatives of Goodwin delivered an initial draft of a form of Tender and Support Agreement to representatives of Orrick, which draft contemplated, among other things, that certain holders of Company Shares would agree to tender their Company Shares into the Offer and vote their Company Shares in favor of the Post-Offer Reorganization at a general meeting of Sequans shareholders, which approval would be one of the conditions to the closing of the Offer. Subsequently, representatives of Orrick and Goodwin exchanged additional drafts and held discussions concerning the form of Tender and Support Agreement in parallel with the negotiation of the Memorandum of Understanding.

On July 20, 2023, representatives of Orrick sent a revised draft of the Memorandum of Understanding to representatives of Goodwin. The terms of such draft included, among other things, an objection to the prohibitions on Sequans’ ability to raise financing prior to the closing of the Offer and payment by Renesas to Sequans of a termination fee in the event that the Memorandum of Understanding is terminated by either party due to failure to obtain any required regulatory approvals.

On July 22, 2023, representatives of Orrick and Goodwin discussed a timetable for signing the Memorandum of Understanding and commencement of certain regulatory processes and receipt of certain regulatory approvals in connection with the Offer and the Post-Offer Reorganization, including mandatory consultation with Sequans’ works council (Comité social et économique) (the “Works Council”), approval by the French Ministry of Economy and Finance (Ministère chargé de l’Économie et des Finances) (“MINEFI”), clearance under the United Kingdom’s National Security and Investment Act 2021 (“NS&I Act”) and clearance by the U.S. Committee on Foreign Investment in the United States (“CFIUS”) under the U.S. Defense Production Act of 1950. During this discussion, representatives of Goodwin informed representatives of Orrick that Renesas would require as a condition to the closing of the Offer that Renesas receive confirmation from Japanese tax authorities that the Post-Offer Reorganization would not trigger taxable gain to Renesas.

During July 22 and July 23, 2023, Dr. Karam and Mr. Ozaki had communications in which Dr. Karam objected to the newly proposed tax-related closing condition, expressing his view that the risk to Renesas of not completing the Post-Offer Reorganization was low while the new closing condition would pose great financial risk to Sequans. Mr. Ozaki responded that the closing condition was essential for Renesas. Dr. Karam also expressed the same objection in parallel communications with Mr. Chittipeddi.

On July 22, 2023, representatives of Orrick and Goodwin discussed Renesas’ newly proposed tax-related closing condition and certain other topics related to the draft Memorandum of Understanding provided by representatives of Orrick on July 20, 2023. The representatives of Goodwin advised that Renesas was unwilling to proceed with the transaction unless (a) Renesas has a path to gaining 100% ownership of Sequans, (b) Renesas received assurance from the Japanese tax authority that Renesas will not be obligated to pay certain taxes as a result of the Post-Offer Reorganization, and (c) the Memorandum of Understanding included a closing condition allowing Renesas to refuse to close if it does not receive such assurance. The representatives of Orrick advised that if Sequans was willing to go forward on the basis proposed by Renesas, Sequans would require (i) a certain path to obtaining financing between signing and the closing of the Offer and (ii) a meaningful termination fee/expense reimbursement construct in order to enable Sequans the financial ability to move forward should Renesas ultimately invoke such a closing condition and terminate the Memorandum of Understanding.

On July 24, 2023, representatives of Goodwin delivered a revised draft of the Memorandum of Understanding to representatives of Orrick. The draft, among other things, rejected payment by Renesas to Sequans of a termination fee in the event that the Memorandum of Understanding is terminated by either party due to failure to obtain any require regulatory approvals, including the tax-related closing condition proposed by Renesas, and did not include any provisions allowing Sequans the ability to raise financing prior to the closing of the Offer.

On July 25, 2023, the Board held a meeting (which Mr. Chittipeddi did not attend), with members of Sequans management and representatives of Needham & Company and Orrick present, to discuss the status of negotiations with Renesas and key issues. Representatives of Orrick made a presentation concerning the closing conditions and termination fee triggers as well as the regulatory approval processes, and a timeline for obtaining the regulatory approvals and completing transaction steps. Representatives of Needham & Company discussed with the Board key issues and negotiating strategies. The Board directed Sequans management and representatives of Needham & Company and Orrick to continue discussions with representatives of Renesas and instructing the representatives that Sequans requires proposals from Renesas as to how Sequans can obtain financing before the closing of the tender offer and a termination fee payable by Renesas if the closing does not occur either because of the failure to obtain regulatory approvals or Renesas’ failure to receive the favorable tax ruling it seeks.

On July 25, 2023, subsequent to the Board meeting, representatives of Orrick and Goodwin discussed the outcome of the Board meeting. The representatives of Orrick informed the representatives of Goodwin that the Board would like financing and termination fee proposals from Renesas before proceeding with further discussion of open points on the Memorandum of Understanding. The representatives of Goodwin instead urged Sequans to make any such proposals.

On July 25, 2023, subsequent to the Board meeting, Dr. Karam informed Mr. Chittipeddi, among things, that (a) Sequans could accept most of the terms of the most recent Memorandum of Understanding provided by Renesas’ counsel; and (b) two major points – financing for Sequans and a termination fee payable by Renesas – must be resolved. Regarding the financing, Dr. Karam stated that Renesas should allow Sequans to go to market to obtain a bridge loan of up to U.S. $15,000,000 or else Renesas should provide such debt financing. Regarding the termination fee, Dr. Karam stated that Sequans requires a termination fee equal to 5% of the transaction equity value if the Memorandum of Understanding is terminated due to failure of the tax closing condition or due to the failure to obtain regulatory approvals.

On July 26, 2023, Mr. Ozaki advised Dr. Karam that Renesas is (a) open-minded about financing solutions for Sequans, but Renesas expects Sequans to make a specific proposal regarding such financing and (b) unwilling to take tax risk due to the Post-Offer Reorganization, but would be willing to delay the signing of the

Memorandum of Understanding in order to first obtain feedback from the Japanese tax authorities. Dr. Karam responded by emphasizing (i) the importance of the up to U.S. $15,000,000 of debt financing required through the end of 2023 and (ii) the risk of termination by Renesas because of an unfavorable tax treatment from Japanese tax authorities, and the importance of a reverse termination fee to protect Sequans in such an event. Mr. Ozaki also provided discussion materials regarding Dr. Karam’s post-closing managing director arrangements, including a proposal for an equity rollover of Dr. Karam’s unvested shares with a performance-based mechanism. Dr. Karam responded that, although his current managing director agreement provides for full acceleration of his unvested shares in the event of termination following a change of control, he would consider a limited equity rollover of approximately U.S. $1.0 million in value. Mr. Ozaki acknowledged Dr. Karam’s concerns with respect to all of the aforementioned subjects and suggested that they discuss the matters further during Dr. Karam’s upcoming meetings to be held in Japan.

On July 26, 2023, representatives of Needham & Company and BofA Securities discussed Sequans’ financing needs, with the representatives of Needham & Company emphasizing that Sequans expects to need up to U.S. $15,000,000 of debt financing through the end of 2023. The representatives also discussed the agenda for meetings to be held in Japan between Dr. Karam and representatives of Renesas over the next two days.

During July 27 to 28, 2023, Japan Standard Time, Dr. Karam held in-person introductory meetings with several of Renesas’ senior executives, including with Mr. Hidetoshi Shibata, President and Chief Executive Officer of Renesas, and Mr. Shuhei Shinkai, Senior Vice President and Chief Financial Officer of Renesas. Dr. Karam also met with Mr. Ozaki to discuss material open issues, including Sequans’ financing, Renesas’ requirement for a tax-related closing condition and Sequans’ requirement that Renesas pay a termination fee to Sequans in certain circumstances. Dr. Karam and Mr. Ozaki agreed, among other things, that (a) Sequans would be allowed to raise up to U.S. $15,000,000 of debt financing prior to the end of 2023 under certain circumstances to be negotiated; (b) in the weeks following execution of the Memorandum of Understanding, Renesas would consider purchase orders or some other post-closing initiatives; (c) the Memorandum of Understanding would include a tax-related closing condition as proposed by Renesas; (d) Renesas would not be obligated to pay a termination fee under any circumstances; and (e) either party would be allowed to terminate the Memorandum of Understanding if Renesas was informed by the Japanese tax authority that the Post-Offer Reorganization would trigger taxable gain for Renesas. Dr. Karam and Mr. Ozaki also discussed Dr. Karam’s post-closing managing director arrangements and treatment of his unvested shares in Sequans, but no agreements were then reached on these topics.

On July 28, 2023, Dr. Karam communicated with representatives of Renesas with respect to Dr. Karam’s post-closing managing director arrangements and questions relating to the treatment of his restricted stock units. The parties determined that they should schedule a call with Mr. Chittipeddi to discuss the terms of Dr. Karam’s post-closing managing director arrangements.

On July 29, 2023, representatives of Orrick delivered a revised draft of the Memorandum of Understanding to representatives of Goodwin.

On July 31, 2023, Dr. Karam and representatives of Renesas, including Mr. Ozaki and Mr. Chittipeddi, discussed the terms of Dr. Karam’s post-closing managing director arrangements. They agreed to accelerate the vesting on Dr. Karam’s unvested shares pursuant to the terms of his current managing director agreement, but with U.S. $1.5 million of the accelerated shares exchanged for Renesas common stock that will vest one year after the closing of the acquisition and paid on a performance basis. Also, Renesas offered an extra U.S. $1.0 million of Renesas shares to be granted based on performance-based achievements with vesting over a three-year period. Dr. Karam also inquired about the severance arrangements under his managing director agreement in the event of a change of control, which remained an open point. Following the call, Dr. Karam sent the representatives of Renesas a summary of his understanding about Renesas’ offer and confirmed his agreement to the proposal regarding the treatment of his unvested shares provided that Renesas would agree to the severance payment pursuant to his managing director agreement. Mr. Ozaki confirmed the agreed treatment of the unvested shares, but that Renesas would not agree to the severance payment. The parties agreed to finalize the discussion through Dr. Karam’s legal counsel, Scotto Partners.

On July 31, 2023, representatives of Orrick and Goodwin discussed the recent draft of the Memorandum of Understanding provided by the representatives of Orrick on July 29, 2023. The representatives discussed, among other things, (a) the length of time in which the tax-related closing condition in favor of Renesas would be in effect and rights to terminate the Memorandum of Understanding if the closing condition is not satisfied by a certain date; (b) covenants of Renesas proposed by Sequans relating to the tax ruling sought by Renesas; (c) terms under which Sequans may obtain third-party financing prior to the closing of the Offer (during which discussion representatives of Goodwin stated that Renesas was not willing to extend financing to Sequans or approve financing the allowed a creditor to take a security interest in Sequans’ assets); (d) the size of and triggers for certain termination fees payable by Sequans if the Memorandum of Understanding is terminated under certain circumstances; and (e) reimbursement of expenses incurred by Sequans in connection with work performed prior to the closing of the Offer related to the Post-Offer Reorganization. Thereafter and through the evening of August 3, 2023, the draft Memorandum of Understanding continued to be reviewed and negotiated by the parties’ management, legal and financial advisors, both through calls and exchanges of continually revised drafts of the Memorandum of Understanding, with a particular focus on resolving the points discussed by the representatives of Goodwin and Orrick on July 31, 2023. In parallel, representatives of Renesas and Dr. Karam negotiated and agreed upon the terms of his continued engagement as managing director following the closing of the Offer.

On August 1, 2023, Dr. Karam communicated with Mr. Chittipeddi about the terms of his managing director arrangement related to the severance payment, proposing to reduce the exchanged portion of the unvested shares from U.S. $1.5 million to U.S. $1.0 million if Renesas would not agree to the severance payment.

On August 3, 2023, the Board convened a meeting (which Mr. Chittipeddi did not attend) to discuss the approval of the proposed transaction and the Memorandum of Understanding with Renesas. Members of Sequans management and representatives of Orrick and Needham & Company were present. Representative of Orrick reviewed with the Board the key terms of the draft Memorandum of Understanding. The representatives of Orrick made clear to the Board that the Board would be asked to approve the execution of the Memorandum of Understanding, but would not and could not, under applicable law, recommend the execution of the Memorandum of Understanding and the transactions contemplated thereby, including the Offer and the Post-Offer Reorganization, to the shareholders of Sequans until the completion of the Works Council consultation, which could take a minimum of 30 days. The Board was advised of the intended compliance with the Works Council consultation process and that under the terms of the draft Memorandum of Understanding, a determination with respect to a recommendation of the Board to the shareholders of Sequans would be required to be made within five business days of the conclusion of the Works Council consultation period. The Board was also advised of the ability to terminate the Memorandum of Understanding and the circumstances pursuant to which Sequans may be obligated to reimburse Renesas’ expenses or pay Renesas a termination fee. Representatives of Needham & Company reviewed and discussed with the Board its financial analyses of the U.S. $3.03 per ADS cash consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding by the holders of Sequans ADSs, based on financial projections prepared by Sequans management that were also provided to the Board, and which are summarized in the section below captioned “—Certain Financial Projections,” and then rendered the oral opinion of Needham & Company, which was subsequently confirmed in writing, to the Board that, as of August 3, 2023, and based upon and subject to assumptions and other matters described in Needham & Company’s written opinion, the consideration of U.S. $3.03 per ADS in cash to be received by the holders of ADSs (other than Renesas or any of its affiliates), in their capacity as holders of ADSs, pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding, was fair, from a financial point of view, to such holders. The full text of Needham & Company’s written opinion, dated August 3, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company in rendering their opinion, is attached as Annex A to this

Schedule 14D-9. Following further discussion, the Board resolved to approve the final draft of the Memorandum of Understanding.

On August 4, 2023, the Memorandum of Understanding and related Tender and Support Agreements were executed by the relevant parties, and later on August 7, 2023, the transaction was publicly announced by joint press release. Also on August 4, 2023, Dr. Karam and his representatives and representatives of Renesas came to an understanding regarding Dr. Karam’s future engagement as a managing director with Renesas, including title, role, treatment of unvested shares and severance, and intended to formalize such understanding with a managing director agreement to be negotiated following signing of the Memorandum of Understanding.

On August 7, 2023, Sequans commenced the Works Council consultation. Pursuant to applicable law, the Works Council was entitled to 60 days to consider the proposed transaction and issue opinions. During a meeting between Sequans and the Works Council on August 7, 2023, the Works Council confirmed that it would not request the assistance of an expert and requested representatives of Renesas to attend a second meeting. Representatives of Renesas attended the second meeting between Sequans and the Works Council held on August 10, 2023, and at the end of this meeting, the Works Council delivered its unanimous favorable opinion on the Offer and the Post-Offer Reorganization.

On August 15, 2023, the Board held a meeting (which Mr. Chittipeddi did not attend), with members of Sequans management present, to review the opinion of the Works Council and to determine whether to proceed with the transactions as contemplated by the Memorandum of Understanding and issue its recommendation pursuant to the terms of the Memorandum of Understanding. Following further discussion, including of the factors summarized in “—Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding,” the members of the Board in attendance, which included a majority of the directors who are not employees of the Company, unanimously resolved that the proposed Offer is in the best interests of the Company, its employees and its shareholders, including the holders of ADSs, and fair to the Company’s shareholders and holders of ADSs, other than Parent, Purchaser and their affiliates, and recommended that the Company’s shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer.

On August 16, 2023, Sequans issued a press release announcing, among other matters, that the Board had determined that Renesas’ proposed offer is in the best interests of Sequans, its employees, and its shareholders, and recommended that its shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer.

On September 2, 2023, Sequans granted an extension on Renesas’ obligation under the Memorandum of Understanding to commence the Offer to no later than September 7, 2023.

Also on September 2, 2023, Sequans and Renesas amended the Memorandum of Understanding to correct certain scrivener’s errors in the Company’s representation regarding its capitalization and in certain of the procedures for the Post-Offer Reorganization.

On September 7, 2023, Sequans granted a further extension on Renesas’ obligation under the Memorandum of Understanding to commence the Offer to no later than September 11, 2023.

Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding.

In evaluating the Offer and the Memorandum of Understanding and the transactions contemplated by the Memorandum of Understanding, the Board consulted with Sequan’s management team, outside legal counsel, and financial advisors. The Board has unanimously determined that the terms of the Memorandum of Understanding and the transactions contemplated by the Offer and the Memorandum of Understanding are

consistent with and will further the business objectives and goals of the Company and are fair to and in the best interest of Sequans and its shareholders, including the Unaffiliated Shareholders. In making its determinations and recommending that shareholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors and focused on a number of reasons, including the following potential advantages and disadvantages, however; these reasons are not ranked and should not be quantitatively weighted:

•

Attractive Premium. The Offer Price of U.S. $3.03 per ADS and U.S. $0.7575 per Ordinary Share offered by Renesas, represents a premium of 42.3% to the closing price on August 4, 2023, a 7.7% premium to the volume weighted average price over the last twelve months and a 32.6% premium to the volume weighted average price over the last six months.

•	Immediate Liquidity. The Offer Price represents an opportunity for the holders of ADSs and shareholders, including the Unaffiliated Shareholders, to benefit from full and immediate liquidity.

•

Outreach to Potential Buyers; Lack of Interested Buyers. (i) The Offer represents the culmination of outreach to multiple potentially interested parties, including in Sequans’ view the most likely potential strategic buyers for the MIoT business or Sequans as a whole; (ii) since the February 14, 2023 and March 31, 2023 public announcements by the Company, respectively, (a) of the formation and purpose of the Strategic Committee and engagement of an investment bank to assist in evaluating and pursuing certain strategic alternatives, and (b) while the Company subsequently received preliminary interest from several potential transaction parties, and engaged Needham & Company to assist in evaluating and pursuing certain strategic alternatives, the Company has not received any alternative offer or indication of interest from any potential transaction party to acquire the MIoT business or Sequans as a whole other than Renesas’ offer to acquire all of the equity of Sequans pursuant to the Memorandum of Understanding; and (iii) as a result of this outcome, as well as the outcome of purchase price negotiations with Renesas, which resulted in Renesas twice increasing its proposed purchase price, the Board’s belief that the Offer price of U.S. $3.03 per ADS and U.S. $0.7575 per Ordinary Share is the highest price Renesas is willing to pay to acquire the Company, with the Board basing its belief on a number of factors, including the duration and tenor of negotiations.

•

Financial Analyses and Opinion of Needham & Company. The financial analyses of the U.S. $3.03 per ADS cash consideration to be received pursuant to the Offer reviewed by representatives of Needham & Company with the Board and the oral opinion of Needham & Company to the Board on August 3, 2023, which was subsequently confirmed by delivery of a written opinion dated the same date, that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company described in its written opinion, the consideration of U.S. $3.03 per ADS to be received by the holders of ADSs (other than Renesas or any of its affiliates), in their capacity as holders of ADSs, pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding, was fair, from a financial point of view, to such holders.

•

Current Operating and Financial Condition; Standalone Prospects; and Competitive Environment. Current and historical financial condition, results of operations, business, and competitive position and environment of the Company, as well as the Company’s financial prospects and risks (including the ability to raise further third-party funding to fund continued 5G development, which development will require ongoing and considerable funding) if the Company were to remain an independent company and the potential impact of those factors on the trading price of the ADSs.

•

Strategic Alternatives. (i) Possible alternatives to the Offer and the Post-Offer Reorganization, including the possibility of continuing to operate the Company as an independent company or selling the MIoT business, and the desirability and risks of those alternatives, (ii) potential benefits to the Company shareholders of these alternatives and the timing and likelihood of such alternatives, and (iii) the Board’s assessment that none of the alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company shareholders, including the

Unaffiliated Shareholders, taking into account business, competitive, financial, industry, legal, market and regulatory risks.

•

Likelihood of Consummation. The Board considered that the Offer would reasonably be likely to be consummated in light of the facts that (i) Renesas has the financial ability and willingness to consummate the Offer, (ii) the Offer is not subject to any financing condition, and (iii) Renesas has a good reputation and track record as an acquirer, and has demonstrated since the outset of the discussions ability and willingness to navigate significant structuring and legal complexity for an acquisition of Sequans.

•

Terms of the Transaction Documents (Including the Ability to Raise Financing or Accept a Superior Unsolicited Acquisition Proposal). The terms of the Memorandum of Understanding, including the legal presentation delivered by Orrick to the Board on August 4, 2023, including an overview of the transaction, the key steps and an indicative timetable of the transaction, the conditions precedent to be satisfied prior to closing, the absence of a financing contingency and Renesas ability to finance the transactions, the ability of Sequans to raise financing to fund operations prior to consummation or expiration of the Offer upon the terms and subject to the conditions set forth in the Memorandum of Understanding, the events upon which the Memorandum of Understanding may be terminated and the related consequences (including the termination fees to be paid), the treatment of the equity awards under the Memorandum of Understanding, the terms and conditions of the Tender and Support Agreements, the immediate next steps and the no shop undertaking under the Memorandum of Understanding; in particular, the ability for the Company, subject to certain conditions, (i) to respond to and negotiate with respect to certain unsolicited acquisition proposals made after the date of the Memorandum of Understanding, and (ii) to terminate the Memorandum of Understanding in certain circumstances, including if it receives an unsolicited acquisition proposal that the Board determines in good faith (taking into account certain factors specified in the Memorandum of Understanding) is reasonably likely to be consummated in accordance with its terms and, if consummated, would be more favorable to the Company, the holders of Company Shares and other stakeholders in the Company.

•

Support of Key Shareholders and Directors and Officers. 272 Capital Master Fund LTD and Divisar Partners QP, LP as well as all directors and executive officers of the Company (solely in their capacities as shareholders), are supportive of the transaction and have agreed, pursuant to and subject to the conditions of the Tender and Support Agreements, to tender their Ordinary Shares and ADSs.

•

Prospects of Combination with Renesas. (i) Renesas has been a longtime commercial partner to the Company and, since early 2022, an investor in the Company; and (ii) the Offer, the Post-Offer Reorganization and resulting combination with Renesas will be preserving the group’s operations, without substantially adversely affecting the group’s employees, and should create the conditions for further growth of the Sequans business.

•

Board Vote Approving Offer and Fairness Determination. A majority of the Board members approving the Offer and the fairness determination made by the Board were not employees of the Company and were independent directors under the rules of the New York Stock Exchange; and the member of the Board affiliated with Parent and Purchaser did not attend Board or Strategic Committee meetings and deliberations regarding a potential sale of the Company or receive related information and materials.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Memorandum of Understanding that had previously been identified and discussed by Sequans’ management team and the Board, which included:

•

Risk of Non-Consummation. The risk of non-consummation (for instance due to failure to obtain, or delay in obtaining, the required regulatory approvals, or the confirmation of the Japanese tax treatment regarding the Post-Offer Reorganization, or satisfaction of the minimum 90% condition) and its costly and disruptive impact on the Company.

•

Pre-Closing Covenants. The potential limitations on Sequans’ pursuit of business opportunities due to pre-closing covenants in the Memorandum of Understanding pursuant to which Sequans agreed that it will carry on its business and operations in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent or otherwise as set forth in the Memorandum of Understanding. These restrictions could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and may have a material and adverse effect on Sequans’ ability to respond to changing market and business conditions in a timely manner or at all.

•

Risk of Raising Interim Financing to Fund the Company’s Operations Until Closing of the Offer. Sequans will need to obtain financing other than through the issuance of Ordinary Shares or ADSs or the issuance of securities convertible into Ordinary Shares or ADSs in order to fund ongoing operations in the period before the closing of the Offer. Failure to obtain sufficient financing to fund operations prior to consummation of the Offer might constitute a “Material Adverse Effect” under the Memorandum of Understanding, in which case Renesas might be able to terminate the Memorandum of Understanding. Failure to obtain sufficient financing to fund operations prior to termination of the Memorandum of Understanding might impair the ability of Sequans to continue as a going concern.

•

Complexity of Structuring the Post-Offer Reorganization. The Memorandum of Understanding requires a minimum tender condition of 90% and, due to the Company’s incorporation in France, the parties will not be able to implement a cash merger following the completion of the Offer because such provision is not available under French law. Purchaser is further unable to implement a squeeze-out of minority shareholders following the completion of the Offer under relevant Autorité des Marchés Financiers regulations, because such regulations apply only to companies with securities that are or have been listed on an EEA-regulated market. As a result, holders of Ordinary Shares or ADSs who do not tender their Ordinary Shares or ADSs into the Offer and remain shareholders of the Company after the completion of the Offer may experience a reduction in the liquidity and market value of their Ordinary Shares or ADSs because Sequans will delist the ADSs from the NYSE and Sequans will cease filing reports, statements and other information with the SEC and there may no longer be an active trading market for the Ordinary Shares or ADSs. Various other legal requirements will also require Sequans to structurally, but not operationally, redomicile in Germany.

•

Absence of a “go shop” Period After the Announcement of the Memorandum of Understanding. The absence in the Memorandum of Understanding that would allow Sequans to engage and participate in discussions and negotiations with third parties with the intention to solicit competing proposals for a period following the announcement and, following the expiration of such period to participate, engage in or otherwise participate in any discussions or negotiations to any third party that has made a bona fide, unsolicited and written acquisition proposal that was not solicited in breach of certain provisions of the Memorandum of Understanding.

•

Absence of Requirement that at Least a Majority of Unaffiliated Shareholders Tender Their Ordinary Shares. The fact that consummation of the Offer is not conditioned on receipt of tenders of Ordinary Shares (including Ordinary Shares represented by ADSs) from a majority of the Unaffiliated Shareholders.

•

Impact of Announcement on the Company. The effect of the public announcement of the Memorandum of Understanding and the transactions contemplated thereby, including effects on Sequans’ operating results and the price of its Ordinary Shares (including potential short-term volatility) and Sequans’ ability to attract and retain key management and personnel.

•

Differing Interests of Certain Directors and Officers. The fact that Dr. Karam and Ms. Choate have interests in the transaction that are different from, or in addition to, those of the Unaffiliated Shareholders, as well as the other interests of the Company’s directors and officers in the transaction.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – (b) Arrangements with Directors and Executive Officers of Sequans – Interest of Certain Persons” for additional information.

•

Company Management. The possibility that the pending transactions contemplated by the Memorandum of Understanding would require the directors, executive management and other employees of Sequans to expend extensive time and resources and could cause significant distraction from their work during the pendency of the transactions contemplated by the Memorandum of Understanding.

•

Expense Reimbursement and Termination Fee. The possibility of having to reimburse up to U.S. $3,000,000 of Renesas’ expenses or pay the U.S. $9,850,000 termination fee, in each case payable in certain circumstances pursuant to the terms of the Memorandum of Understanding, which would potentially dissuade a potential acquirer from proposing a transaction that could be of greater value to the Company’s shareholders than the Offer.

•

No Shareholder Participation in Future Growth or Earnings. The fact that the nature of the Offer and the Post-Offer Reorganization as an all-cash transaction intended to deliver 100% of the ownership of Sequans to Renesas means that Sequans shareholders, including the Unaffiliated Shareholders, would no longer be able to participate in any future earnings or growth of the Company or benefit from any appreciation in the value of the Company.

•

Regulatory Risks and Timing. The Offer and the Post-Offer Reorganization are subject to regulatory approvals in multiple jurisdictions, which may impose significant timing delays on the consummation of the transaction and introduce the risk of failure to consummate the transaction for failure to obtain the required regulatory approvals.

•	Litigation Risk. The likelihood of litigation relating to the Memorandum of Understanding and the transactions contemplated by the Memorandum of Understanding.

•	Risk Factors. The risks described under the section entitled “Risk Factors” in Sequans’ most recent Annual Report on Form 20-F filed with the SEC.

The foregoing discussion of the information and factors considered by the Board includes the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Memorandum of Understanding and the transactions contemplated thereby, and the complexity of these matters, the Board did not attempt to quantify or otherwise assign any relative or specific weights to the various factors that it considered in determining that the Memorandum of Understanding and the Offer are advisable, fair to and in the best interest of Sequans and its shareholders, including holders of ADSs, and recommending that the shareholders and ADS holders tender their Company Shares in the Offer. The Board considered its decisions based on the totality of the information presented to the Board over the course of all the Board meetings evaluating the Memorandum of Understanding and the transactions contemplated thereby. Similarly, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board analyzed such factors and reasons as a whole and concluded that the uncertainties, risks, and potentially negative factors relevant to the Offer were outweighed by the potential benefits that it expected the shareholders of the Company, including holders of ADSs, would achieve as a result thereof.

The Board did not consider the liquidation value of Sequans’ assets because the Board considers Sequans to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, the Board believes that the value of Sequans’ assets that might be realized in a liquidation would be significantly less than its going-concern value on the following grounds: (i) the realization of value in a liquidation would involve selling distinct operating businesses and such a process likely would be complex and time-consuming, as buyers for each asset would need to be found, agreements negotiated and various regulatory approvals would be required, which might delay or impede such a process; (ii) a liquidation of some (but not all) assets would risk leaving unattractive, orphaned assets that would be difficult to monetize; (iii) the value realized from a liquidation first must be used to satisfy Sequans’ substantial obligations to its creditors, which obligations the Board believes might exceed any proceeds generated from such a liquidation which could be distributed to Unaffiliated Shareholders; and (iv) a liquidation value analysis does not take into account any value that may be attributed to Sequans’ ability to attract new business. Consequently, no appraisal of liquidation value was sought for purposes of valuing the Company Shares.

The Board also believes the analyses and additional factors it reviewed, including the various financial analyses summarized below under the caption “—Opinion of Needham & Company, LLC,” provided an indication of Sequans’ going-concern value and that such value would exceed any such liquidation value in light of the foregoing factors. Consequently, the Board did not separately consider Sequans’ going concern value.

The Board also did not consider Sequans’ net book value, which is defined as total assets minus total liabilities, attributable to Sequans shareholders, as a factor. The Board believes that net book value is not a material indicator of the value of Sequans as a going concern as it does not take into account the future prospects of Sequans, market conditions, trends in the industry in which Sequans competes or the business risks inherent in competing with larger companies in that industry. Sequans’ net book value per Ordinary Share as of December 31, 2022, was U.S. $0.01 based on 193,426,478 Ordinary Shares issued and outstanding as of that date.

Other than as described in this Schedule 14D-9, the Board is not aware of any firm offers by any other person during the prior two years for a merger or consolidation of Sequans with another company, the sale or transfer of all or substantially all of Sequans’ assets or a purchase of Sequans’ securities that would enable such person to exercise control of Sequans. Accordingly, the Board could not consider any such offers in its fairness determination (other than to the extent the Board considered the absence of any such offers (in particular, in response to the outreach to potential strategic parties led by Needham & Company described above under the caption “—Background to the Transaction”) in making its determinations, as discussed above). Further, during the past two years, Sequans did not repurchase, and none of Sequans’ affiliates purchased, any Ordinary Shares (including Ordinary Shares represented by ADS), except for those purchases of Ordinary Shares (including Ordinary Shares represented by ADS) by affiliates described elsewhere in this Schedule 14D-9, which purchases were considered by the Board. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Directors and Executive Officers of Sequans – Interest of Certain Persons.” The Board also considered the historical market prices of the ADSs as described in the Offer to Purchase under the caption “Item 6. Price Range of the ADSs.”

The Unaffiliated Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. The Unaffiliated Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. The Unaffiliated Shareholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.

Except as set forth under “—Background to the Transaction” above and “—Opinion of Needham & Company, LLC” below, no member of the Board who is not an employee of Sequans has retained an unaffiliated representative to act solely on behalf of Unaffiliated Shareholders for purposes of negotiating the terms of, and/or preparing a report concerning the fairness of, the Offer, the Post-Offer Reorganization or the other transactions contemplated by the Memorandum of Understanding.

Certain Financial Projections

Sequans does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in order to inform the Board’s review of Renesas’ acquisition proposal in comparison to the Company’s other strategic options, Sequans management prepared financial projections for the period August 2023 to December 2023 and the fiscal years 2024 and 2025 (the “Financial Projections”). Sequans management provided the Financial Projections to Needham & Company for its use and

reliance in connection with performing its financial analyses and in connection with its opinion described under the caption “— Opinion of Needham & Company, LLC” below.

The following is a summary of the Financial Projections prepared by Sequans management and provided to the Board and Needham & Company:

	Five Months Ending December 31,	Fiscal Year Ending December 31,
(in U.S. $ millions)	2023E	2024E	2025E
Total Revenue	$18.3	$105.5	$225.9
Total Cost of Revenues and Operating Expenses	(27.2)	(102.1)	(186.7)

EBIT(1)	$(8.9)	$3.4	$39.2
Less: Capitalized R&D Expense	(8.9)	(20.0)	(20.0)
Plus: Depreciation and Amortization	3.7	9.7	18.9

Adjusted EBITDA(2)	$(14.1)	$(6.9)	$38.1

EBIT(1)	$(8.9)	$3.4	$39.2
Less: Cash Taxes	(0.9)	(2.3)	(10.2)
Plus: Depreciation and Amortization	3.7	9.7	18.9
Less: Capital Expenditures & Capitalized R&D Expense	(12.0)	(29.0)	(24.0)
Plus: Change in Net Working Capital	(0.9)	(5.3)	(11.3)

Unlevered Free Cash Flow(3)	$(19.1)	$(23.5)	$12.7

*	Amounts may not sum due to rounding.
(1)

Earnings before interest expenses and taxes (“EBIT”), as presented in the table above, refers to the Company’s total revenue less cost of revenues and operating expenses, which includes overhead and share-based payment expense.

(2)

Adjusted EBITDA is a non-IFRS financial measure calculated as EBIT less capitalized R&D expense, plus depreciation and amortization. See “—Non-IFRS Financial Measures” below for additional information.

(3)

Unlevered free cash flow is a non-IFRS financial measure calculated as EBIT less cash taxes, capital expenditures and capitalized R&D expense, plus depreciation and amortization and changes in net working capital. See “—Non-IFRS Financial Measures” below for additional information. The unlevered free cash flows presented in the table above were calculated by Needham & Company based on figures provided by Sequans management in the Financial Projections for purposes of Needham & Company’s financial analyses and opinion. The unlevered free cash flows were not provided to Renesas or any other prospective bidders.

A summary of the Financial Projections is included in this Schedule 14D-9 solely to give Sequans’ shareholders access to information that was made available to the Board and Needham & Company in connection Sequans’ evaluation of Renesas’ acquisition proposal. The Financial Projections were not prepared with a view toward public disclosure or complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) with respect to prospective financial information. In addition, the Financial Projections were not prepared with a view toward complying with the guidelines established by the SEC or by the American Institute of Certified Public Accountants with respect to prospective financial information. The Financial Projections are not fact and should not be relied upon as being necessarily indicative of future results. Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Financial Projections.

The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Board, Needham & Company, any of their affiliates, or any other recipient of this information (including Renesas) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. None of Sequans, Needham & Company, Renesas or any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Financial Projections included in this Schedule 14D-9.

The Financial Projections included in this Schedule 14D-9 were prepared by, and are the responsibility of, Sequans management. Neither Sequans’ independent registered public accounting firm, Ernst & Young Audit, nor any other independent accountants, have compiled, reviewed, examined, performed any other assurance procedures, or expressed any form of assurance with respect to the Financial Projections included in this Schedule 14D-9. The report of Ernst & Young Audit incorporated by reference in this Schedule 14D-9 relates to Sequans’ historical audited financial statements and does not extend to the unaudited Financial Projections and should not be read to do so.

The Financial Projections are forward-looking statements. For information on factors that may cause Sequans’ future results to differ materially from the Financial Projections, see the section of this Schedule 14D-9 entitled “— Cautionary Statement Regarding Forward-Looking Statements” below. The Financial Projections were prepared by Sequans management from February through July 2023, and were developed from historical financial statements and a series of Sequans management’s assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the Offer or the Post-Offer Reorganization or the other transactions contemplated by the Memorandum of Understanding.

Sequans’ future financial results may materially differ from those expressed in the Financial Projections due to numerous factors, including many that are beyond Sequans’ ability to control or predict. Sequans cannot assure you that any of the Financial Projections will be realized or that our future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond Sequans’ control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Sequans’ business, including with respect to future business initiatives and changes to its business model for which Sequans has no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the August 4, 2023, execution of the Memorandum of Understanding and any of the transactions contemplated by the Memorandum of Understanding, the Offer, the Post-Offer Reorganization or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the Memorandum of Understanding, and should not be viewed as accurate or continuing in that context.

The Financial Projections were estimated in the context of the business, economic, regulatory, market and financial conditions that existed at the time the Financial Projections were prepared, and the Financial Projections have not been updated to reflect revised prospects for Sequans’ business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Projections were prepared. The Financial Projections cover multiple years, and such information by its nature becomes less reliable with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of Sequans’ business in the future.

The inclusion of the Financial Projections in this Schedule 14D-9 should not be deemed an admission or representation by Sequans, Needham & Company, Renesas or any of their respective affiliates with respect to such projections or that the Financial Projections included in this Schedule 14D-9 are viewed by Sequans, Needham & Company, Renesas or any of their respective affiliates as material information regarding Sequans. Sequans in fact views the Financial Projections as non-material because of the inherent risks and uncertainties associated with such projections. The Financial Projections are not included in this Schedule 14D-9 in order to induce any shareholder of Sequans to vote in favor of any proposal to be considered at the Combined Meeting (as defined below), but they are being included because such projections, or portions thereof, were provided to the Board, Needham & Company and/or Renesas.

The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Sequans contained in Sequans’ public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, Sequans’ shareholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to vote in favor of any proposal to be considered at the Combined Meeting.

None of Sequans, the Board, its advisors (including, but not limited to, Needham & Company), or any other person intends to, and each of them disclaims any obligations to, update or otherwise revise the Financial Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Financial Projections are shown to be in error or no longer appropriate, except as required by securities laws.

Non-IFRS Financial Measures

Adjusted EBITDA and unlevered free cash flow, which are referenced above, are non-IFRS financial measures. Adjusted EBITDA and unlevered free cash flow should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The calculations of adjusted EBITDA and unlevered free cash flow reflected in the Financial Projections may differ from others in Sequans’ industry and are not necessarily comparable with measures with similar titles used by other companies. Sequans strongly encourages you to review all of its financial statements and publicly available reports in their entirety and to not rely on any single financial measure.

Opinion of Needham & Company, LLC

The Company retained Needham & Company to act as its financial advisor in connection with the Offer and to render an opinion to the Board as to the fairness, from a financial point of view, to the holders of the ADSs (other than Parent or any of its affiliates), in their capacity as holders of ADSs, of the consideration to be received by those holders pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding.

On August 3, 2023, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the consideration of U.S. $3.03 per ADS in cash (referred to in this “Opinion of Needham & Company, LLC” section as the “Offer Consideration”) to be received by the holders of ADSs (other than Parent or any of its affiliates), in their capacity as holders of ADSs, pursuant to the Offer pursuant to, and in accordance with the terms of the Memorandum of Understanding, was fair, from a financial point of view, to such holders. Needham & Company provided its opinion for the information and assistance of the Board in connection with and for the purpose of the Board’s evaluation of the transactions contemplated by the Memorandum of Understanding. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of ADSs (other than Parent or any of its affiliates), in their capacity as holders of ADSs, of the Offer Consideration to be received by such holders pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding, which was determined through arm’s length negotiations between Parent and the Board. While Needham & Company provided independent financial advice to the Board during the course of the negotiations between Parent and the Board, the decision to approve and recommend the Offer was made independently by the Board. Needham & Company’s opinion does not address any other aspect of the Offer, or any related transaction, does not constitute a recommendation to any shareholder of the Company (including any holder of ADSs) as to whether that shareholder should tender Ordinary Shares or ADSs in connection with the Offer or how that shareholder should vote or act on any matter relating to the transactions contemplated by the Memorandum of Understanding, and does not in any manner address the prices at which the ADSs will actually trade at any time.

The complete text of Needham & Company’s opinion, dated August 3, 2023, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of ADSs should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Memorandum of Understanding dated August 2, 2023;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of the ADSs;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•	reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts;

•	reviewed certain research analyst projections with respect to the Company and held discussions with members of management of the Company concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for the Company;

•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In addition, Needham & Company held discussions with members of the Company’s management concerning the Company’s views as to:

•

the anticipated adverse effects on the Company’s business, assets, liabilities, operations and prospects that the Company believes would occur if the Company were not to enter into the Memorandum of Understanding;

•	the liquidity position of the Company; and

•

the Company’s plans to raise additional capital, including the Company’s plans to raise additional equity or debt financing in the future and its ability to raise additional financing on terms acceptable to it.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Memorandum of Understanding and all agreements related thereto. In addition, Needham & Company assumed that the Offer will be consummated upon the terms and subject to the conditions set forth in the draft Memorandum of Understanding dated August 2, 2023 furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. Needham & Company assumed that the financial forecasts (including plans for raising additional capital) for the Company provided to Needham & Company by management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham & Company also assumed, based on discussions with management of the Company, that the research analyst projections for the Company represent reasonable estimates of the future financial performance of the Company. Needham & Company expressed no opinion with respect to any of such forecasts, plans, estimates or projections or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of ADSs (other than Parent or any of its affiliates), in their capacity as holders of ADSs, of the Offer Consideration to be received by such holders pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding, and Needham & Company expressed no opinion as to the fairness of the Offer to, or any consideration received in connection therewith by, the holders of Ordinary Shares, in their capacity as holders of Ordinary Shares, or of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the transactions contemplated by the Memorandum of Understanding, including the Offer, or the relative merits of the transactions contemplated by the Memorandum of Understanding, including the Offer, as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the transactions contemplated by the Memorandum of Understanding, including the Offer, or any class of such persons, relative to the Offer Consideration or with respect to the fairness of any such compensation.

The Board imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to August 2, 2023, and is not necessarily indicative of current or future market conditions.

In performing the financial analyses summarized below and arriving at its opinion, Needham & Company used and relied on the Financial Projections provided by the Company’s management and summarized under “—Certain Financial Projections” above. The full text of the written presentation by Needham & Company to the Board has been attached as Exhibit (c)(5) to the Schedule 13E-3 and is incorporated by reference herein in its entirety. The summary of Needham & Company’s financial analyses and reviews provided below is qualified in its entirety by reference to the full text of the written presentation, and holders of ADSs are encouraged to read the written presentation carefully and in its entirety. Needham & Company’s written presentation does not constitute a recommendation to any holder of ADSs as to whether such holder should tender ADSs in connection with the Offer or how such holder should vote or act on any matter relating to the transactions contemplated by the Memorandum of Understanding.

Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of selected publicly traded companies that Needham & Company deemed relevant because they have lines of business that may be considered similar to those of the Company. The selected companies consisted of the following:

•	MaxLinear, Inc.

•	Nordic Semiconductor ASA

•	Qorvo, Inc.

•	Semtech Corp

•	Silicon Laboratories Inc.

•	Skyworks Solutions, Inc.

•	STMicroelectronics N.V.

•	Synaptics Inc

•	U Blox Holding AG

The following tables set forth information concerning the following multiples for the selected companies and for the Company:

•	enterprise value as a multiple of last 12 months (“LTM”) revenues;

•	enterprise value as a multiple of projected calendar year 2023 revenues;

•	enterprise value as a multiple of projected calendar year 2024 revenues;

•	enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA;

•	enterprise value as a multiple of projected calendar year 2023 adjusted EBITDA; and

•	enterprise value as a multiple of projected calendar year 2024 adjusted EBITDA.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on August 2, 2023. Needham & Company calculated multiples for the Company in two cases, one using forecasts prepared by management of the Company and the other using consensus Wall Street research analyst projections, and in each case based on the Offer Consideration of U.S. $3.03 per ADS. All financial information excluded the impact of non-recurring items and adjusted EBITDA amounts excluded the impact of stock-based compensation expense, capitalized research and development expense and one-time expenses.

Enterprise Value /
	Revenue			Adjusted EBITDA
	LTM	2023E	2024E	LTM	2023E	2024E
Selected companies
MaxLinear	2.1x	2.9x	2.9x	7.3x	13.0x	10.2x
Nordic Semiconductor	3.6x	3.9x	3.2x	21.6x	28.4x	18.6x
Qorvo	3.3x	3.7x	2.9x	19.4x	37.1x	11.3x
Semtech	3.8x	3.2x	2.7x	25.2x	21.5x	14.5x
Silicon Laboratories	4.2x	4.7x	4.4x	20.4x	33.5x	27.5x
Skyworks Solutions	3.7x	3.9x	3.7x	8.5x	9.9x	9.1x
STMicroelectronics	2.7x	2.7x	2.6x	7.0x	7.3x	7.1x
Synaptics	2.4x	3.6x	2.8x	6.4x	14.3x	10.6x
U Blox	1.1x	1.0x	1.0x	5.7x	4.6x	5.1x
High	4.2x	4.7x	4.4x	25.2x	37.1x	27.5x
Mean	3.0x	3.3x	2.9x	13.5x	18.9x	12.7x
Median	3.3x	3.6x	2.9x	8.5x	14.3x	10.6x
Low	1.1x	1.0x	1.0x	5.7x	4.6x	5.1x
The Company implied by the Offer
Management forecasts	4.7x	5.9x	2.4x	NEG	NEG	NEG
Analyst projections	4.7x	5.1x	3.1x	NEG	NEG	NEG

In the table immediately above, “NEG” indicates multiples that were less than zero.

Selected Transactions Analysis. Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions announced since January 1, 2018 with transaction values under U.S. $10 billion that involved target semiconductor companies and businesses that had product lines and end markets that may be considered similar to those of the Company:

Acquirer	Target
FNOF Precious Honour Ltd.	O2 Micro International Limited
Semtech Corp	Sierra Wireless Inc
Synpatics Inc	DSP Group, Inc.
DBAY Advisors Limited	Telit Communications PLC
Renesas Electronics Corp	Dialog Semiconductor plc
Dialog Semiconductor plc	Adesto Technologies Corporation
Infineon Technologies AG	Cypress Semiconductor Corp
ON Semiconductor Corp	Quantenna Communications Inc
Dialog Semiconductor plc	Silicon Motion Technology Corp. (Mobile Communication Bus.)
Renesas Electronics Corp	Integrated Device Technology, Inc.
Adesto Technologies Corporation	Echelon Corporation
Adesto Technologies Corporation	S3 ASIC Semiconductors Ltd.

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for the Offer:

•	enterprise value as a multiple of LTM revenues; and

•	enterprise value as a multiple of next 12 months (“NTM”) revenues.

Needham & Company calculated NTM multiples for the selected transactions based on the latest available equity research reports published prior to transaction announcement. Needham & Company calculated multiples for the Company in two cases, one using forecasts prepared by management of the Company and the other using consensus Wall Street research analyst projections, and based on the Offer Consideration of U.S. $3.03 per ADS.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Offer.

Enterprise Value /
	LTM Revenue	NTM Revenue
Selected transactions
FNOF Precious Honour / O2 Micro	1.1x	1.6x
Semtech / Sierra Wireless	2.3x	1.8x
Synaptics / DSP Group	3.4x	3.0x
DRAY Advisors / Telit Communications	1.1x	1.0x
Renesas Electronics / Dialog Semiconductor	4.2x	3.9x
Dialog Semiconductor / Adesto Technologies	3.9x	3.2x
Infineon Technologies / Cypress Semiconductor	4.0x	4.4x
ON Semiconductor / Quantenna Communications	4.2x	3.6x
Dialog Semiconductor / Silicon Motion (Mobile Commun.)	1.5x	NA
Renesas Electronics / Integrated Device Technology	7.8x	7.1x
Adesto Technologies / Echelon	0.8x	NA
Adesto Technologies / S3 ASIC Semiconductors	2.7x	NA
High	7.8x	7.1x
Mean	3.1x	3.3x
Median	3.1x	3.2x
Low	0.8x	1.0x
The Company implied by the Offer
Management forecasts	4.7x	4.4x
Analyst projections	4.7x	4.2x

In the table immediately above “NA” means information or sufficient data was unavailable.

Premiums Paid Analysis. Needham & Company reviewed publicly available financial information for the selected merger and acquisition transactions described above under “Selected Transactions Analysis” that involved U.S. publicly traded target semiconductor companies. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired target company’s stock price one day prior to the last unaffected trading day of the target’s stock and the premiums of the consideration offered to the target’s volume-weighted average stock price over the five, thirty, forty-five and ninety day periods prior to the last unaffected trading day of the target’s stock.

Needham & Company calculated premiums for the Company based on the Offer Consideration of U.S. $3.03 per ADS and the closing price of the ADSs one day prior to August 2, 2023, the last trading day prior to the date of delivery of Needham & Company’s opinion, as well as based on the Offer Consideration of U.S. $3.03 per ADS and the volume-weighted average prices of the ADSs over the five, thirty, forty-five and ninety day periods prior to August 2, 2023. The following table sets forth information concerning the stock price and volume-weighted average stock price premiums in the selected transactions and the stock price and volume-weighted average stock price premiums implied by the Offer.

	Offer Price Premium
	1-Day	5-Days	30-Days	45-Days	90-Days
Selected transactions
Acquirer / Target
FNOF Precious Honour / O2Micro International	54.1%	38.3%	24.9%	23.0%	8.8%
Semtech / Sierra Wireless	27.9%	38.1%	29.3%	30.9%	44.8%
Synaptics / DSP Group	26.6%	24.6%	35.9%	38.3%	43.2%
DBAY Advisors / Telit Communications	31.1%	28.7%	29.3%	28.9%	29.6%
Renesas Electronics / Dialog Semiconductor	20.3%	25.1%	34.7%	40.7%	58.7%
Dialog Semiconductor / Adesto Technologies	57.1%	62.2%	53.6%	54.2%	57.5%
Infineon Technologies / Cypress Semiconductor	54.9%	54.4%	46.3%	47.9%	53.5%
ON Semiconductor / Quantenna Communications	19.5%	18.6%	26.0%	33.6%	44.7%
Renesas Electronics / Integrated Device Technology	29.5%	29.7%	36.8%	38.9%	46.8%
Adesto Technologies / Echelon	104.3%	102.0%	101.0%	101.1%	93.4%
High	104.3%	102.0%	101.0%	101.1%	93.4%
Mean	42.5%	42.2%	41.8%	43.7%	48.1%
Median	30.3%	33.9%	35.3%	38.6%	45.8%
Low	19.5%	18.6%	24.9%	23.0%	8.8%
The Company implied by the Offer	41.6%	25.7%	33.3%	34.3%	34.9%

Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis based on Company management’s forecasts to determine indicators of illustrative implied enterprise values for the Company and illustrative implied equity values per ADS. Needham & Company calculated a range of indications of the implied present value of unlevered free cash flows for the Company for the projected months of August through December 2023 and calendar years 2024 and 2025 using discount rates ranging from 15.3% to 19.3%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of implied terminal enterprise values at the end of 2025 by applying multiples ranging from 8.0x to 10.0x to the Company management’s estimate of its calendar year 2025 adjusted EBITDA. These implied terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 15.3% to 19.3%, as described above. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company of U.S. $171 million to U.S. $242 million. Using those ranges of implied present enterprise values of the Company, Needham & Company then calculated implied present equity values per ADS, which resulted in a range of U.S. $1.84 to U.S. $2.93. This analysis indicated that the implied present equity values per ADS represented a discount from the Offer Consideration of U.S. $3.03 per ADS ranging from 3.4% to 39.4%.

No company, transaction or business used in the “Selected Companies Analysis,” “Selected Transactions Analysis” or “Premiums Paid Analysis” as a comparison is identical to the Company or to the Offer. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Parent. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Board in their evaluation of the Offer and should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer Consideration or the Offer.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Board as the Board’s financial advisor in connection with the Offer based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to the Company unrelated to its current engagement with respect to the Offer for which it has received or is entitled to receive compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Parent or Purchaser for which it has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Offer, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of the Company and Parent for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.    See the section of this Schedule 14D-9 captioned “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” for information regarding compensation payable to Needham & Company in connection with its engagement by the Company.

(c)	Intent to Tender

Concurrently with the execution of the Memorandum of Understanding, each member of the Board (Sailesh Chittipeddi, Wesley Cummins, Yves Maitre, Maria Marced, Dr. Richard Nottenburg, Hubert de Pesquidoux, Dominique Pitteloud and Zvi Slonimsky) and certain members of the Company’s senior management (Dr. Georges Karam, Deborah Choate, Louis Chuang, Bertrand Debray, Danny Kedar, Didier Dutronc, Nikhil Taluja), in their capacity as shareholders, as well as 272 Capital Master Fund LTD and Divisar Partners QP, LP, entered into Tender and Support Agreements with Parent. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements” for a description of the Tender and Support Agreements.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Pursuant to Needham & Company’s engagement letter with Sequans, Sequans retained Needham & Company as financial advisor to Sequans in connection with the Offer and to render Needham & Company’s opinion to the Board referred to in Item 4 above, but not to make any solicitation or recommendation in connection with the Offer or otherwise. Needham & Company’s opinion to the Board does not constitute a recommendation to any shareholder of Sequans (including any holder of ADSs) as to whether that shareholder should tender Ordinary Shares or ADSs in connection with the Offer or how that shareholder should vote or act on any matter relating to the transactions contemplated by the Memorandum of Understanding. Pursuant to the engagement letter, Sequans has agree to pay Needham & Company approximately U.S. $4.4 million, U.S. $300,000 of which became payable upon Needham & Company’s delivery of its opinion to the Board (regardless of the conclusion reached therein) and the remaining portion of which will be paid upon, and subject to, the consummation of the Offer. Sequans has also agreed to reimburse Needham & Company for certain of its out-of-pocket expenses incurred in performing its services. Furthermore, Sequans has also agreed to indemnify Needham & Company and its affiliates, their respective directors, officers, employees and agents and each other person controlling Needham & Company or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Needham & Company’s engagement. Additional information pertaining to the retention of Needham & Company by the Company in Item 4 under the headings “Recommendation of the Board” and “Opinion of Needham & Company, LLC” is incorporated by reference in this Item 5.

Neither Sequans nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Sequans on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company

The Company issued a warrant, effective as of August 15, 2023, to Nokomis Capital Master Fund, LP (“Nokomis”) to purchase 1,244,820 Ordinary Shares (311,205 ADS) with an exercise price of U.S. $0.8082 per share (U.S. $3.2328 per ADS) in connection with an extension of a convertible promissory note the Company issued to Nokomis on August 16, 2019, as amended. The warrants were issued in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended.

Other than as set forth above in this Item 6, the Tender and Support Agreements and the scheduled vesting of Company Options, Unvested Company RSAs and Company Warrants in connection with Sequans’ employee benefit plans, no transactions with respect to Shares have been effected by Sequans or, to the knowledge of Sequans, by any of its executive officers, directors, or affiliates during the 60 days prior to the date of this Schedule 14D-9. See “Item 4. The Solicitation or Recommendation – Intent to Tender” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Tender and Support Agreements” for more detail regarding the Tender and Support Agreements.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Sequans is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Ordinary Shares by Sequans, any of Sequans’ subsidiaries or any other person, (ii) except for the Post-Offer Reorganization, any extraordinary transaction, such as a merger, reorganization or liquidation, involving Sequans or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Sequans or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Sequans.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Sequans has agreed that from the date of the Memorandum of Understanding until the earlier of the Offer Acceptance Time or the termination of the Memorandum of Understanding in accordance with its terms, Sequans will not, directly or indirectly, among other things, (i) initiate, solicit, propose, knowingly induce, facilitate, knowingly encourage or knowingly take any action with a view to facilitate or encourage, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an alternate acquisition proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties or assets of Sequans or its subsidiaries) with any person relating to any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an alternate acquisition proposal, (iii) accept, approve, endorse or recommend any alternate acquisition proposal, (iv) approve or recommend or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, tender offer agreement, merger agreement, acquisition agreement, business combination agreement, joint venture agreement, option agreement or other similar agreement in respect of any alternate acquisition proposal, (v) provide any material non-public information to any person in connection with any alternate acquisition proposal or (vi) propose publicly or agree to do any of the foregoing related to any alternate acquisition proposal. In addition, Sequans has agreed to certain procedures that it must follow in the event Sequans receives an unsolicited alternative transaction proposal, including the payment of a U.S. $9,850,000 termination fee in the event that Sequans terminates the Memorandum of Understanding in connection with entering into any agreement with respect to any such proposal that is superior to Purchaser’s proposal. The description of the Memorandum of Understanding contained in “Special Factors — Memorandum of Understanding; Other Agreements  — The Memorandum of Understanding” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated by reference herein.

Item 8. Additional Information

Schedule 13E-3

The Company will file with the SEC the Schedule 13E-3 with respect to the Offer, which may be amended from time to time to report any material changes in the information set forth in the most recent Schedule 13E-3 filed.

Conditions of the Offer

The information set forth in “The Tender Offer — Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated by reference herein.

Arrangements with Directors and Executive Officers of Sequans

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Arrangements with Directors and Executive Officers of Sequans” is incorporated by reference herein.

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Golden Parachute Compensation” is incorporated by reference herein.

The Deposit Agreement

Sequans will enter into an amendment (the “Amendment”) to the Amended and Restated Deposit Agreement, dated May 14, 2018, by and between Sequans Communications S.A., and The Bank of New York

Mellon, as the ADS Depositary, and all holders from time to time of the ADSs issued thereunder (as amended, the “Deposit Agreement”), in order to, among other things, simplify and expedite the process by which a holder of untendered ADSs would receive consideration for such securities in the event the Minimum Condition is satisfied and the Offer is consummated. Sequans and the ADS Depositary agreed to amend the Deposit Agreement in connection with the Offer and the related transactions. The Amendment will provide that, among other things, if Sequans provides the ADS Depositary with written notice of its desire to terminate the Deposit Agreement, the ADS Depositary shall terminate the Deposit Agreement by mailing notice of such termination to the holders of ADSs at least 30 days prior to the date fixed in such notice for such termination, provided that the date of the termination shall not be prior to the close of business on the first day after the completion of the initial Offer period if the Minimum Condition has been satisfied and Purchaser has accepted all Company Shares tendered. If the Minimum Condition is not satisfied or Purchaser does not accept the tendered Company Shares, the termination notice shall be deemed withdrawn and the Deposit Agreement shall remain in full force and effect.

If the Minimum Condition is satisfied and Purchaser accepts all the Company Shares tendered in the Offer, Purchaser intends, during the Subsequent Offering Period, to offer to purchase the Ordinary Shares underlying any untendered ADSs held by the ADS Depositary (the “Remaining Shares” and such offer, the “ADS Offer”), in exchange for the Offer Price. If Purchaser makes the ADS Offer for the Remaining Shares, then, pursuant to the Amendment, the ADS Depositary will cancel the untendered ADSs, will sell all of the Remaining Shares to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary in such ADS Offer will be funded by the Purchaser. However, any holder that voluntarily surrenders ADSs to the ADS Depositary for the purpose of withdrawing the underlying Ordinary Shares will be responsible for paying the ADS Depositary’s fees and expenses as provided in the Deposit Agreement, which includes a U.S. $0.05 per ADS cancellation fee.

The foregoing summary description of the Deposit Agreement and the Amendment is qualified in its entirety by reference to the Deposit Agreement and the form of Amendment, which are filed as Exhibits (e)(4)(A) and (e)(4)(B), respectively, to this Schedule 14D-9 and incorporated by reference herein.

Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization

Under the Memorandum of Understanding, Sequans is required to hold an ordinary and extraordinary general meeting of its shareholders (the “Combined Meeting”) at which shareholders will be requested to vote on, among other matters set forth in the Memorandum of Understanding, resolutions related to the Post-Offer Reorganization. The Combined Meeting will be held on the date to be specified in Sequans’ definitive proxy statement with respect to the Combined Meeting (the “Combined Meeting Proxy Statement”) to be filed with the SEC after the filing of this Schedule 14D-9. This Schedule 14D-9 does not constitute a solicitation of proxies, and Sequans is not soliciting proxies in connection with the Offer. Company shareholders who hold Ordinary Shares on the record date, which date will be specified in the Combined Meeting Proxy Statement, will be entitled to attend the Combined Meeting, vote on the matters to be presented at the Combined Meeting and receive the Combined Meeting Proxy Statement. Holders of ADSs as of the record date are entitled to provide voting instructions to the ADS Depositary or such holder’s broker, bank or other nominee, as applicable, with respect to the Ordinary Shares underlying such holder’s ADSs.

Regulatory Approvals

For purposes of the Memorandum of Understanding, “Regulatory Approvals” means CFIUS Approval, French FDI Approval, UK NSI Approval, Taiwan Merger Control Approval (each as defined below) and any other permits, consents, approvals, clearances, authorizations, qualifications and orders of any relevant authorities that are necessary or advisable to commence and complete the Offer, the Post-Offer Reorganization and to consummate and make effective the transactions contemplated by the Memorandum of Understanding. The approvals described under each of the following subheadings are specifically enumerated as Required Approvals under the Memorandum of Understanding.

Completion of the Offer is subject to the Regulatory Approvals. Parent and Sequans have or will submit filings in the United States, France, the United Kingdom, and Taiwan. Although Parent and Sequans believe that they will be able to obtain these clearances in a timely manner, they cannot be certain when or if they will do so.

Committee on Foreign Investment in the United States (“CFIUS”)

Completion of the Offer is conditioned on the receipt of “CFIUS Approval,” which means that (i) Sequans and Parent have received written notice from CFIUS stating that (a) CFIUS has concluded that the transactions contemplated by the Memorandum of Understanding do not constitute a “covered transaction” subject to review under Section 721 of the Defense Production Act of 1950, as amended (the “DPA”), (b) CFIUS has concluded an assessment, review or investigation of the transactions contemplated by the Memorandum of Understanding and determined that there are no unresolved national security concerns, and has therefore terminated all action under the DPA, or (c) CFIUS has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action pursuant to a CFIUS declaration but has not requested the submission by the parties of a CFIUS notice; or (ii) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then the President has (A) announced a decision not to take any action to suspend or prohibit the transactions contemplated by the Memorandum of Understanding or (B) not taken any action to suspend or prohibit the transactions contemplated by the Memorandum of Understanding after 15 days from the date of receipt of the report from CFIUS.

Sequans and Parent submitted a “declaration” to CFIUS pursuant to 31 C.F.R. § 800.402 on August 25, 2023. Following CFIUS’s acceptance of the declaration, CFIUS will begin a 30-day assessment period, after which CFIUS will either (1) issue the CFIUS Approval under one of the circumstances described above, or (2) request that the parties file a long-form “Notice.” If requested, the Notice process could delay CFIUS Approval by several months. In some cases, parties can withdraw and refile a CFIUS Notice to give CFIUS more time to complete its review, which would result in further delay.

France

Under articles L. 151-3 and R. 151-1 et seq. of the French Code Monétaire et Financier, as interpreted and applied by relevant French authorities, the Offer shall not be completed until the express written authorization of the French Ministère chargé de l’Economie et des Finances has been requested, granted and obtained or until confirmation in writing has been received from the French Ministry of Economy that the Proposed Transaction does not fall within the scope of articles L. 151-3 and R. 151-1 et seq. of the French Code Monétaire et Financier.

On August 29, 2023, the filing was made with the French Ministère chargé de l’Economie et des Finances. After filing, and subject to having received a complete request for authorization, the French Ministère chargé de l’Economie et des Finances must inform the filing person by notice (the “Ministry Notice”) within thirty business days that: (i) the contemplated transaction does not fall within the scope of foreign investment control regulations, or (ii) the contemplated investment falls within the scope of foreign investment control regulations and is rejected, (iii) the contemplated investment falls within the scope of foreign investment control regulations and is duly authorized without any condition or covenant or (iv) the contemplated investment falls within the scope of foreign investment control regulations but further investigations are necessary to determine whether the protection of the national interest can be guaranteed by attaching covenants and conditions to the authorization. In the event that the French Ministère chargé de l’Economie et des Finances has opted for option (iv), it then has an additional forty-five (45) business day period to either refuse the contemplated investment or to authorize it without any condition subject to the provision of certain covenants and conditions. Those timings do not take into account any potential stop-the-clock.

Taiwan

Based on the businesses in which Parent and Sequans are engaged, the Offer may not be consummated until receipt of (i) a decision from the Taiwan Fair Trade Commission (公平交易委員會), which, pursuant to article 13 of the Taiwan Fair Trade Act (公平交易法), does not prohibit the acquisition of Sequans pursuant to the transactions contemplated by the Memorandum of Understanding (including, as the case may be, with conditions or undertakings) either by way of a letter decision, or the silence of the Taiwan Fair Trade Commission by the expiration of the waiting period (including any extension thereof) specified in article 11 of the Taiwan Fair Trade Act; or (ii) a confirmation in writing from the Taiwan Fair Trade Commission that the transactions contemplated by the Memorandum of Understanding do not fall within the scope of notifiable mergers under articles 10 through 12 of the Taiwan Fair Trade Act.

United Kingdom

Based on the businesses in which Sequans is engaged, the Offer may not be consummated until obtaining either (i) confirmation from the Secretary of State in the Cabinet Office or such other United Kingdom relevant authority or regulatory authority or body as the case may be, that has powers under the National Security and Investment Act 2021 (“National Security Authority”) that no further action will be taken in relation to the transactions contemplated by the Memorandum of Understanding; or (ii) following an issuance of a call-in notice by the National Security Authority in relation to the transactions contemplated by the Memorandum of Understanding, a final notification or final order made by the National Security Authority under the National Security and Investment Act 2021 that allows the transactions contemplated by the Memorandum of Understanding to proceed.

Appraisal Rights

Subject to certain exceptions, French law does not recognize the concept of appraisal or dissenters’ rights. Accordingly, in the event the proposals related to the Post-Offer Reorganization are adopted at the Combined Meeting and the Post-Offer Reorganization transactions are consummated, the Company’s shareholders are not entitled under French law or otherwise to appraisal rights.

In connection with the Merger Squeeze Out (as defined in “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations” of the Offer to Purchase), the Company’s shareholders have a right for compensation pursuant to Section 327b of the German Stock Corporation Act (Aktiengesetz). In connection with the Combined Meeting, in which the Merger Squeeze Out is intended to be resolved on, Purchaser will be obliged to present a report on, among others, the appropriateness of the compensation which is also to be verified by one (or more) expert valuator(s). In addition, the shareholders have the right, after the Combined Meeting, to have the appropriateness of the compensation be verified in a judicial appraisal proceeding (Spruchverfahren) pursuant to (and subject to the requirements of) Section 327f of the German Stock Corporation Act (Aktiengesetz).

Legal Proceedings

There are currently no legal proceedings relating to the Offer, but legal proceedings arising out of or relating to the transaction contemplated by the Memorandum of Understanding may be filed in the future.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9 and the other documents referenced herein may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Renesas and/or Sequans and/or the combined group following completion of the transaction and certain plans and objectives of Renesas with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Renesas and/or Sequans (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this Schedule 14D-9 could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Schedule 14D-9.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this Schedule 14D-9 or the consummation of the proposed acquisition on the market price of Sequans’ ADS and Ordinary Shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as the Schedule TO and related tender offer documents to be filed by Parent and Purchaser with the SEC, this Schedule 14D-9 and the Schedule 13E-3 to be filed by the Company in connection with the tender offer. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Schedule 14D-9. Neither Renesas nor Sequans undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

No member of the Renesas group or the Sequans group nor any of their respective associates, directors, officers, employers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Schedule 14D-9 will actually occur.

Except as expressly provided in this Schedule 14D-9, no forward-looking or other statements have been reviewed by the auditors of the Renesas group or the Sequans group. All subsequent oral or written forward-looking statements attributable to any member of the Renesas group or the Sequans group, or any of their respective associates, directors, officers, employers or advisers, are expressly qualified in their entirety by the cautionary statement above.

Where You Can Find More Information

For additional information regarding the business and the financial results of Sequans, please see Sequans’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, which is incorporated by reference herein.

You should rely only on the information contained in this Schedule 14D-9, including the annexes attached hereto or the information incorporated by reference herein, to vote your shares at the Combined Meeting. Sequans has not authorized anyone to provide you with information that differs from that contained in this Schedule 14D-9. This Schedule 14D-9 is dated September 11, 2023. You should not assume that the information contained in this Schedule 14D-9 is accurate as of any date other than that date, and the mailing of this Schedule 14D-9 to shareholders shall not create any implication to the contrary.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 11, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Renesas Electronics Corporation and Renesas Electronics Europe GmbH with the SEC on September 11, 2023 (the “Schedule TO”)).

(a)(1)(B)	Form of Ordinary Share Acceptance Form (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).

(a)(1)(G)	Summary Newspaper Advertisement, as published in the New York Times on September 11, 2023 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

(a)(2)(A)	Press Release, issued on August 16, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 16, 2023).

(a)(2)(B)	Letter to Sequans Employees, first used on August 16, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 16, 2023).

(a)(5)(A)	Joint Press Release issued by Sequans Communications S.A and Renesas Electronics Corporation on September 11, 2023 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule 13E-3 filed by Sequans Communications S.A. with the SEC on September 11, 2023).

(a)(5)(B)	Joint Press Release issued by Sequans Communications S.A and Renesas Electronics Corporation on August 7, 2023 (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by Sequans Communications S.A with the Securities and Exchange Commission on August 7, 2023).

(a)(5)(C)	Press release issued by Sequans Communications S.A on August 16, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Sequans Communications S.A with the Securities and Exchange Commission on August 16, 2023).

(a)(5)(D)	Letter to Sequans Employees, first used on August 16, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 16, 2023).

(a)(5)(E)	Script for Investor Call, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(F)	Investor Presentation, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(G)	Letter to Sequans Employees, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(H)	Employee Slide Presentation, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(I)	Letter to Partners and Customers, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(J)	Partners and Customers Slide Presentation, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(K)	Works Council Information Memorandum, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 8, 2023).

(e)(1)(A)†	Memorandum of Understanding, dated August 4, 2023, by and between Sequans Communications S.A. and Renesas Electronics Corporation (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(e)(1)(B)	Amendment No. 1 to Memorandum of Understanding, dated September 2, 2023, by and between Sequans Communications S.A. and Renesas Electronics Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule 13E-3 filed by Sequans Communications S.A. with the SEC on September 11, 2023).

(e)(2)†	Form of Tender and Support Agreement by and between Renesas Electronics Corporation and certain shareholders of Sequans Communications S.A. (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(e)(3)(A)†	Securities Purchase Agreement, dated December 22, 2021 (incorporated by reference to Exhibit 4.5 of the Form F-3 filed by Sequans Communications S.A with the Securities and Exchange Commission on May 12, 2023).

(e)(3)(B)	Registration Rights Agreement, dated January 11, 2022 (incorporated by reference to Exhibit 4.6 of the Form F-3 filed by Sequans Communications S.A with the Securities and Exchange Commission on May 12, 2023).

(e)(3)(C)	Right of First Notification Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated January 11, 2022 (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(e)(3)(D)††	LTE Technology Access and License Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated September 3, 2022 (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(e)(3)(E)††	5G Technology Access and License Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated November 30, 2022 (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(e)(3)(F)††	IP License Agreement, by and between Sequans Communications S.A and Silicon and Software Systems Limited, a subsidiary of Renesas Electronics Corporation, dated October, 2010 (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(e)(3)(G)	Nondisclosure Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated March 7, 2023 (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(e)(4)(A)	Deposit Agreement, dated May 14, 2018, among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference from Exhibit 4.1 to the Form 6-K filed by Sequans Communications S.A. with the SEC on November 16, 2020).

(e)(4)(B)	Form of Amendment No. 1 to the Deposit Agreement dated as of May 14, 2018, by and between Sequans Communications S.A. and The Bank of New York Mellon, and all holders from time to time of American depositary receipts issued thereunder (incorporated by reference to Exhibit B to the Form F-6 filed by Sequans Communications S.A. with the SEC on September 11, 2023).

(e)(5)(A)*	Managing Director Agreement by and between Sequans Communications S.A. and Georges Karam, dated December 14, 2016.

(e)(5)(B)*	Employment Agreement by and between Sequans Communications S.A. and Bertrand Debray, dated April 1, 2005, as amended.

(e)(5)(C)*	Employment Agreement by and between Sequans Communications S.A. and Danny Kedar, dated June 1, 2015, as amended.

(e)(5)(D)*	Employment Agreement by and between Sequans Communications S.A. and Deborah Choate, dated July 2, 2007, as amended.

(e)(5)(E)*	Offer Letter by and between Sequans Communications S.A. and Nikhil Taluja, dated July 6, 2016.

(e)(6)	Stock Option Subscription Plan 2022 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 3, 2022).

(e)(7)	Restricted Share Award Plan 2022-1 (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 3, 2022).

(e)(8)	Restricted Share Award Plan 2022-2 (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 3, 2022).

(e)(9)	Partner Warrants 2022-1 Issuance Agreement (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 3, 2022).

(e)(10)	Partner Warrants 2022-2 Issuance Agreement (incorporated by reference to Exhibit 99.5 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 3, 2022).

(e)(11)	Director Warrants Issuance Agreement, dated June 24, 2022 (incorporated by reference to Exhibit 99.6 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 3, 2022).

(e)(12)	Stock Option Subscription Plan 2021 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on September 30, 2021).

(e)(13)	Restricted Share Award Plan 2021-1 (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Sequans Communications S.A. with the SEC on September 30, 2021).

(e)(14)	Restricted Share Award Plan 2021-2 (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Sequans Communications S.A. with the SEC on September 30, 2021).

(e)(15)	Partner Warrants 2021-1 Issuance Agreement (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Sequans Communications S.A. with the SEC on September 30, 2021).

(e)(16)	Partner Warrants 2021-2 Issuance Agreement (incorporated by reference to Exhibit 99.5 to the Form S-8 filed by Sequans Communications S.A. with the SEC on September 30, 2021).

(e)(17)	Director Warrants Issuance Agreement, dated June 25, 2021 (incorporated by reference to Exhibit 99.6 to the Form S-8 filed by Sequans Communications S.A. with the SEC on September 30, 2021).

(e)(18)	Stock Option Subscription Plan – 2020 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 21, 2020).

(e)(19)	Restricted Share Award Plan –2020-1 (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 21, 2020).

(e)(20)	Restricted Share Award Plan –2020-2 (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 21, 2020).

(e)(21)	BSA 2020-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 21, 2020).

(e)(22)	BSA 2020-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 21, 2020).

(e)(23)	Stock Warrants Issuance Agreement, dated June 29, 2020 (incorporated by reference to Exhibit 99.6 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 21, 2020).

(e)(24)	Stock Option Subscription Plan – 2019 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 27, 2019).

(e)(25)	Restricted Share Award Plan –2019-1 (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 27, 2019).

(e)(26)	Restricted Share Award Plan –2019-2 (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 27, 2019).

(e)(27)	BSA 2019-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 27, 2019).

(e)(28)	BSA 2019-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 27, 2019).

(e)(29)	BSA (Warrants) Issuance Agreement, dated July 1, 2019 (incorporated by reference to Exhibit 99.6 to the Form S-8 filed by Sequans Communications S.A. with the SEC on August 27, 2019).

(e)(30)	Stock Option Subscription Plan – 2018 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 31, 2018).

(e)(31)	Restricted Share Award Plan –2018-1 (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 31, 2018).

(e)(32)	Restricted Share Award Plan –2018-2 (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 31, 2018).

(e)(33)	BSA 2018-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 31, 2018).

(e)(34)	BSA 2018-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 31, 2018).

(e)(35)	BSA (Warrants) Issuance Agreement, dated June 29, 2018 (incorporated by reference to Exhibit 99.6 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 31, 2018).

(e)(36)	Restricted Share Award Plan 2018-4 (incorporated by reference to Exhibit 99.7 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 31, 2018).

(e)(37)	Stock Option Subscription Plan – 2017 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 24, 2017).

(e)(38)	Restricted Share Award Plan –2017-1 (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 24, 2017).

(e)(39)	Restricted Share Award Plan –2017-2 (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 24, 2017).

(e)(40)	Restricted Share Award Plan –2017-3 (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 24, 2017).

(e)(41)	BSA 2017-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 24, 2017).

(e)(42)	BSA 2017-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.6 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 24, 2017).

(e)(43)	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.7 to the Form S-8 filed by Sequans Communications S.A. with the SEC on July 24, 2017).

(e)(44)	Restricted Share Award Plan 2016-2 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on February 6, 2017).

(e)(45)	Stock Option Subscription Plan2016-1 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on November 4, 2016).

(e)(46)	Restricted Share Award Plan 2016-1 (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Sequans Communications S.A. with the SEC on November 4, 2016).

(e)(47)	BSA 2016-1 (Warrants) Subscription Plan (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Sequans Communications S.A. with the SEC on November 4, 2016).

(e)(48)	BSA 2016-2 (Warrants) Subscription Plan (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Sequans Communications S.A. with the SEC on November 4, 2016).

(e)(49)	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to the Form S-8 filed by Sequans Communications S.A. with the SEC on November 4, 2016).

(e)(50)	Stock Option Subscription Plan 2015-1 (incorporated by reference to Exhibit 4.1(e) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016).

(e)(51)	BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016).

(e)(52)	Stock Option Subscription Plan 2014-1 (incorporated by reference to Exhibit 4.1(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015).

(e)(53)	BSA Subscription Plan 2014-1 (incorporated by reference to Exhibit 4.2(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015).

(e)(54)	BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015).

(e)(55)	Stock Option Subscription Plan 2013-1 (incorporated by reference to Exhibit 4.1(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014).

(e)(56)	BSA 2013-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 4.2(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014).

(e)(57)	BSA (Warrants) Issuance Agreement, dated June 25, 2013 (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014).

(e)(58)	Stock Option Subscription Plan 2012-1 (incorporated by reference to Exhibit 99.1 to the Form S-8 filed by Sequans Communications S.A. with the SEC on March 29, 2013).

(e)(59)	BSA Subscription Plan 2012-2 (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by Sequans Communications S.A. with the SEC on March 29, 2013).

(e)(60)	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (6,000 BSA) (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Sequans Communications S.A. with the SEC on March 29, 2013).

(e)(61)	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (25,000 BSA) (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Sequans Communications S.A. with the SEC on March 29, 2013).

*	Filed herewith.
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.
††	Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

Annex A

Business and Background of the Company’s Directors and Executive Officers

Executive Officers

Dr. Georges Karam has served as the chairman of the board and chief executive officer of Sequans since the company was founded in 2003. Before founding Sequans, Dr. Karam was vice president of cable access at Juniper Networks, running the cable engineering and marketing departments and managing the cable sales launch in the Europe, Middle East and Africa region. He joined Juniper Networks when the company acquired Pacific Broadband Communications (PBC), where he was vice president of engineering and general manager for Europe. Dr. Karam has served in a variety of senior management positions at Alcatel, SAGEM and Philips. He is a senior member of IEEE, has authored numerous technical and scientific papers and holds several patents in digital communications. Dr. Karam holds a PhD in signal processing and communication theory from Ecole Nationale Supérieure des Télécommunications, Paris.

Deborah Choate, who holds dual citizenship in France and the United States, has served as Sequans’ chief financial officer since July 2007. Prior to joining Sequans, she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and as vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has over 35 years of experience in management, finance and accounting, including over 20 years working with technology companies, in particular communications hardware, software and services. Ms. Choate holds a BS in business administration from the University of California at Berkeley.

Louis Chuang, a citizen of Taiwan, has served as executive vice president for the Sequans massive IoT business unit since April 2022; from May 2021 until March 2022, Mr. Chuang served as Sequans’ general manager for Asia-Pacific. Prior to joining Sequans, Mr. Chuang was senior director of sales and marketing for the broadband wireless access business unit of Gemtek, a wireless solutions provider, where he held various positions within the wireless WAN and telecom products devisions since 2003. Mr. Chuang holds an MS in communication and microwave engineering from Yuan Ze University in Taiwan.

Bertrand Debray has served as Sequans’ executive vice president for the broadband IoT business unit since October 2020; from July 2013 until September 2020, Mr. Debray served as Sequans’ chief operating officer and prior to that as vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has over 20 years’ experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

Danny Kedar, a citizen of Israel, has served as Sequans’ chief operating officer since November 2020. Prior to that Mr. Kedar served as vice president of the IoT business unit from February 2016 to November 2020. Mr. Kedar returned to Sequans in June 2015 after three years as CEO of Stylls, an internet start-up offering a photo book creation and sharing application. From 2009 to 2012, Mr. Kedar was one of the lead product managers instrumental in the development of Sequans’ first LTE products. Prior to this, Mr. Kedar was CEO of Dorfour, a company developing technology for LTE modems. Earlier in his career, Mr. Kedar held positions including design engineer and marketing manager at companies including Agere Systems and Texas Instruments. Danny holds an engineering degree from Technion, Israel’s leading engineering school, and an MBA from Lehigh University, Pennsylvania, USA.

Olivier Pauzet, who holds dual citizenship in France and Canada, has served as Sequans’ executive vice president of marketing and strategy since August 2023. Mr. Pauzet has more than 20 years of experience in multinational, high tech growth businesses. Before joining Sequans, he held multiple roles at Sierra Wireless (a Semtech company), including the role of vice president of product and IoT solutions from July 2020 to July 2023, where he managed the company’s portfolio of IoT and broadband modules, embedded and cloud software, and end- to-end solutions for global customers, vice president and GM of the IoT solutions business unit from May 2017 to July 2020, developing a leading-edge SaaS IoT offering where he was responsible for engineering, product, and marketing strategies, and vice president of marketing and strategy from July 2009 to April 2017. Earlier in his career, Mr. Pauzet drove the growth of Wavecom in Asia Pacific, managing sales and business development.

Nikhil Taluja, a citizen of the United States, has served as Sequans’ executive vice president of worldwide sales since September 2016. From July 2013 until August 2016, Mr. Taluja was vice president of sales at SK hynix, a leading supplier of DRAM and Flash memory solutions, where he led the sales organization for the Americas. From March 2012 until July 2013, Mr.Taluja led the Americas’ sales and marketing organizations at ST-Ericsson, the former multinational supplier of wireless semiconductor products, including LTE solutions. From November 2007 until March 2012, Mr. Taluja held various other sales and marketing position at ST-Ericsson. Mr. Taluja has more than 20 years of sales, product marketing and business development experience, including having worked for Texas Instruments and TranSwitch, specifically in the areas of wireless and wireline communications and has co-authored three patents in the field of near field communications (NFC). Mr. Taluja holds an M.S. in electrical engineering and a BS in computer engineering and mathematics from Kansas State University.

Directors

Sailesh Chittipeddi, a citizen of the United States, has served as a director since June 2022. He currently serves as the Executive Vice President and the General Manager of the Embedded Processing, Digital Power and Signal Chain Solutions Group of Renesas. He joined Renesas in March 2019. Before joining Renesas, he served as IDT’s Executive Vice President of Global Operations and CTO. In this role he was responsible for the company’s operations, procurement, quality, supply chain, foundry engineering, assembly engineering, product & test engineering, facilities, Design Automation, and Information Technology groups. Prior to joining IDT, he was President and CEO of Conexant Systems and served on its Board of Directors. Before that, he held several executive roles at Conexant Systems, including COO, co-President, EVP for Operations and Chief Technical Officer. He started his career in technology with AT&T Bell Labs and progressively managed larger engineering and operations groups with AT&T Microelectronics/Lucent and Agere Systems. He holds five degrees, including an M.B.A from the University of Texas at Austin and a Ph.D. in physics from Ohio State University. The business address of Mr. Chittipeddi is c/o Renesas Electronics Corporation, 3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan.

Wesley Cummins, a citizen of the United States, has served as a director since June 2018. Mr. Cummins is the founder, and currently serves as the CEO of Applied Digital Corporation, and is the president of B. Riley Asset Management, a position he has held since B. Riley Financial acquired his firm 272 Capital L.P. in August 2021. Prior to founding 272 Capital, Mr. Cummins was an analyst with Nokomis Capital, LLC, an investment advisory firm and a debtholder of the Company, from 2013 to February 2020. Mr. Cummins is also a board member of Vishay Precision Group and of CalAmp. He previously served on the board of Telenav, Inc., a connected car company. Mr. Cummins holds a B.S.B.A. from Washington University in St. Louis, Missouri.

Yves Maitre has served as a director since June 2014. Mr. Maitre is currently CEO of Able France, a consulting firm. From October 2019 until September 2020, Mr. Maitre was Chief Executive Officer of HTC Corporation. Until September 2019, Mr. Maitre served as Executive VP for Connected Objects and Partnerships at Orange Corporate where he was responsible for managing Orange’s relationships with global device makers as well as partnering with ecosystem players from chipset upwards to internet companies. Prior to joining Orange,

Mr. Maitre spent six years working for the consumer electronics company Thomson. He was President of Key MRO America, a subsidiary of Thomson United States and whilst living in Singapore he worked for Thomson Asia as Director of Manufacturing Supply Chain and Product Management. Before Thomson, Mr. Maitre spent five years as the COO of Quante-Pouyet, a subsidiary of 3M, making connectors for the telecoms business. He is also a board member of Orange China and several midsize / start-up companies. Mr. Maitre is an Engineering graduate in Nuclear Physics from Polytech Grenoble (France).

Maria Marced, a citizen of Spain, has served as a director since June 2023. Ms. Marced is currently President of TSMC Europe BV., with responsibility for driving the development, strategy and management of TSMC’s business in Europe. Before joining TSMC, Ms. Marced was Senior Vice President and General Manager of Sales and Marketing at NXP Semiconductors/Philips Semiconductors. Maria joined Philips Semiconductor in September 2003 as Senior Vice President and General Manager of the Connected Multimedia Solutions Business Unit overseeing Philips’ semiconductor solutions for connected consumer applications. Previous to her work with Philips, Maria was employed at Intel where she developed her professional career for more than 19 years, reaching the top position in the Europe, Middle East and Africa region as Vice President and General Manager. She currently serves as Chairwoman of the EMEA Leadership Council of the GSA (Global Semiconductor Alliance).

Richard Nottenburg, a citizen of the United States, has served as a director since June 2016. He is currently Executive Chairman of NxBeam Inc., a private company, and an investor in various early-stage technology companies. Previously, Dr. Nottenburg served as president, chief executive officer, and member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its executive vice president, chief strategy officer and chief technology officer. He served on the boards of Aeroflex Corporation from 2010 until 2014, PMC Sierra, where he was a member of the audit committee, from 2011 until 2016 and Violin Memory where he served as Chairman from 2014 until 2017. Dr. Nottenburg is currently a member of the board of directors of Verint Systems Inc., where he is chairman of the compensation committee, Cognyte Ltd., where he is chairman of the compensation committee, and Appliedblockchain Inc., where he is a member of the compensation committee. He previously served on the boards of directors of PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc. Dr. Nottenburg has a BSEE in Electrical Engineering from New York University, an MSEE in Electrical Engineering from Colorado State University and a PhD in Electrical Engineering from Ecole Polytechnique Federal Lausanne.

Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux currently serves as a director and audit committee chair of Criteo S.A., as executive chairman of Mavenir Systems, Inc. and is a member of the board of Tarana Wireless. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.

Dominique Pitteloud, a citizen of Switzerland, has served as a director since January 2005. Mr. Pitteloud is a co-founder and managing partner at Climb Ventures in Geneva since 2020. He was managing partner with Ginko Ventures from 2015 to 2020, partner with Endeavour Vision from 2007 to 2015, and principal at Vision Capital from 2001 to 2007. Mr. Pitteloud is also an advisor to ASSIA, a provider of DSL management solutions and serves or has served as a director of number of private companies. Prior to becoming a venture capitalist,

Mr. Pitteloud was vice president of marketing at 8×8, a Silicon Valley semiconductor and telecommunication company, which he joined in 1999 as part of the acquisition of Odisei, a VoIP start-up from Sophia Antipolis, France. At Odisei, Mr. Pitteloud led the development of the company’s business and financing activities. Prior to Odisei, Mr. Pitteloud held various engineering and management positions at Logitech, including Vice President of the scanner and video camera business units. Mr. Pitteloud received a BS in electrical engineering and telecommunications from the School of Business and Engineering in Vaud, Switzerland and an MBA from Santa Clara University.

Zvi Slonimsky, a citizen of Israel, has served as a director since November 2006. Since 2005, Mr. Slonimsky has been a consultant to several Israeli private companies, including currently serving as chairman of Maradin and previously as chairman of Awear, Surf, Extricom, Pentalum and Teledata. He served as CEO of Alvarion Ltd. from 2001 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA from Tel-Aviv University.

Annex B

Opinion of Needham & Company, LLC

Needham & Company, LLC 250 Park Avenue, New York, NY 10177 (212) 371-8300

August 3, 2023

Board of Directors

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Ladies and Gentlemen:

We understand that Renesas Electronics Corporation (“Parent”) and Sequans Communications S.A. (the “Company”) propose to enter into a Memorandum of Understanding (the “MoU”) that provides for Parent to cause Renesas Electronics Europe GmbH, an affiliate of Parent, to commence, subject to the terms and conditions of the MoU, a tender offer (the “Offer”) to purchase all of the outstanding ordinary shares, nominal value of €0.01 per share, of the Company (the “Company Shares”), including American Depositary Shares representing Company Shares, each of which represents four Company Shares (the “ADSs”), at a price of US$0.7575 per Company Share and US$3.03 per ADS in cash, without interest (the “Consideration”). The terms and conditions of the Offer will be set forth more fully in the MoU.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of ADSs (other than Parent or any of its affiliates), in their capacity as holders of ADSs, of the Consideration to be received by such holders pursuant to the Offer pursuant to, and in accordance with, the terms of the MoU.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the MoU dated August 2, 2023; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the ADSs; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) reviewed certain research analyst projections with respect to the Company and held discussions with members of management of the Company concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company; (viii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate. In addition, we have held discussions with members of the Company’s management concerning the Company’s views as to: the anticipated adverse effects on the Company’s business, assets, liabilities, operations and prospects that the Company believes would occur if the Company were not to enter into the MoU; the liquidity position of the Company; and the Company’s plans to raise additional capital, including the Company’s plans to raise additional equity or debt financing in the future and its ability to raise additional financing on terms acceptable to it.

Boston Office: Two International Place, Suite 2610, Boston, MA 02110 (617) 457-0910

Chicago Office: 161 N. Clark Street, Suite 1700, Chicago, IL 60601 (312) 981-0412

Miami Office: 1000 Brickell Avenue, Suite 540, Miami, FL 33131 (786) 633-0275

Minneapolis Office: 701 Carlson Parkway, Suite 250, Minnetonka, MN 55305 (612) 474-2963

San Francisco Office: 535 Mission Street, San Francisco, CA 94105 (415) 262-4860

Board of Directors

Sequans Communications S.A.

August 3, 2023

Needham & Company, LLC

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the MoU and all agreements related thereto. In addition, we have assumed, with your consent, that the Offer will be consummated upon the terms and subject to the conditions set forth in the draft MoU dated August 2, 2023 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts (including plans for raising additional capital) for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. With respect to the research analyst projections for the Company, we have assumed, with your consent and based upon discussions with management of the Company, that such projections represent reasonable estimates of the future financial performance of the Company. We express no opinion with respect to any of such forecasts, plans, estimates or projections or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of ADSs (other than Parent or any of its affiliates), in their capacity as holders of ADSs, of the Consideration to be received by such holders pursuant to the Offer pursuant to, and in accordance with, the terms of the MoU and we express no opinion as to the fairness of the Offer to, or any consideration received in connection therewith by, the holders of Company Shares, in their capacity as holders of Company Shares, or of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the transactions contemplated by the MoU, including the Offer, or the relative merits of the transactions contemplated by the MoU, including the Offer, as compared to other business strategies that might be available to the Company. We express no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the transactions contemplated by the MoU, including the Offer, or any class of such persons, relative to the Consideration or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any holder of Company Shares or ADSs as to whether such holder should tender Company Shares or ADSs in connection with the Offer or how such holder should vote or act with respect to any matter relating to the transactions contemplated by the MoU, and does not in any manner address the prices at which the ADSs will actually trade at any time.

We have been engaged by the Company as financial advisor in connection with the Offer and to render this opinion, and will receive fees for our services, a portion of which is payable upon delivery of this opinion, and the remainder of which is contingent on the consummation of the Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have not in the past two years

Board of Directors

Sequans Communications S.A.

August 3, 2023

Needham & Company, LLC

provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the Offer for which we have received or are entitled to receive compensation. We have not in the past two years provided investment banking or financial advisory services to Parent for which we have received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Offer, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Offer provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of ADSs (other than Parent or any of its affiliates), in their capacity as holders of ADSs, pursuant to the Offer pursuant to, and in accordance with, the terms of the MoU is fair, from a financial point of view, to such holders.

Very truly yours, NEEDHAM & COMPANY, LLC

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SEQUANS COMMUNICATIONS S.A.

Dated: September 11, 2023	By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman